

New Nouveau Brunswick

Volume 1
Financial Statements

for the fiscal year ended 31 March 2008

PUBLIC ACCOUNTS

*Printed by
Authority of the Legislature
Fredericton, N.B.*



Volume 1
Financial Statements

for the fiscal year ended 31 March 2008

PUBLIC
ACCOUNTS

Printed by
Authority of the Legislature
Fredericton, N.B.

ISSN 0382-1277

To His Honour,

The Honourable Herménégilde Chiasson
Lieutenant-Governor of the Province of New Brunswick

The undersigned has the honour to submit the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2008.

I am, Your Honour,



Victor Boudreau
Minister of Finance

Fredericton, New Brunswick
26 September 2008

The Honourable Victor Boudreau
Minister of Finance

Sir:

The undersigned has the honour to present to you the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2008.

Respectfully submitted,



Kim MacPherson, C.A.
Comptroller

Fredericton, New Brunswick
26 September 2008

TABLE OF CONTENTS

Audited Financial Statements

INTRODUCTION
VOLUME I

The Public Accounts of the Province of New Brunswick are presented in two volumes.

This volume contains the audited financial statements of the Provincial Reporting Entity as described in note 1 to the financial statements. They include a Statement of Financial Position, a Statement of Operations, a Statement of Cash Flow, a Statement of Change in Net Debt and a Statement of Change in Accumulated Deficit. This volume also contains the Auditor's Report, Statement of Responsibility, management's comments on the results of the year, major variance analysis and a discussion of the Indicators of Financial Health of the Province.

Volume II contains unaudited supplementary information to the Financial Statements presented in Volume I. It presents summary statements for revenue and expenditure as well as five-year comparative statements. This volume also contains detailed information on Supplementary Appropriations, Funded Debt, statements of the General Sinking Fund, Securities Held, and revenue and expenditure by government department.

In addition, the Government includes the following lists on the Office of the Comptroller web site at http://www.gnb.ca/0087:

- Salary information of government employees and employees of certain government organizations in excess of $60,000. Salary information is for the calendar year and is reported under the department where the employee worked at 31 December;
- Travel and other employee expenses in excess of $12,000 paid during the year to government employees, separated by department;
- Payments made to suppliers during the year in excess of $25,000 separated by department as well as a global listing including payments made by all departments;
- Loans disbursed to recipients during the year in excess of $25,000 separated by department.



STATEMENT OF RESPONSIBILITY

The financial statements of the Province of New Brunswick are prepared each year by the Comptroller as required under section 12 of the *Financial Administration Act*. The financial statements include a Statement of Financial Position, a Statement of Operations, a Statement of Cash Flow, a Statement of Change in Net Debt and a Statement of Change in Accumulated Deficit.

Financial statement integrity and objectivity are the responsibility of the Government. To help fulfil this responsibility, systems of internal control have been established to provide reasonable assurance that transactions are properly authorized, executed and reported. The statements are prepared in accordance with the accounting policies described in Note 1 to the Financial Statements.

On behalf of the Government:

Honourable Victor Boudreau
Minister of Finance

26 September 2008

RESULTS FOR THE YEAR

General Comments

The Province's summary financial statements report a surplus for the fiscal year ended 31 March 2008 of $86.7 million. This represents an increase of $49.6 million over the budgeted surplus of $37.1 million. The primary reason for the larger surplus is stronger-than-anticipated revenue during the year. The net income of New Brunswick Electric Finance Corporation (NBEFC) increased $104.5 million from the budget estimate published in Main Estimates based largely on improved results for NB Power, mainly due to the settlement of a lawsuit and accounting gains. Increases from budget related to metallic minerals tax revenue, income tax revenue and a new federal Equalization Program also contributed to stronger-than-anticipated revenue.

There were several other variances discussed in more detail in the major variance section that follows.

Summary Financial Information

($ millions)

Statement of Financial Position		
	2008	**2007**
Financial Assets	$ 1,832.7	$ 1,941.9
Liabilities	(8,775.6)	(8,517.0)
Net Debt	**(6,942.9)**	**(6,575.1)**
Tangible Capital Assets net of Deferred Contributions	5,393.9	4,965.3
Other Non Financial Assets	144.4	110.6
Total Non Financial Assets	5,538.3	5,075.9
Accumulated Deficit	**$ (1,404.6)**	**$ (1,499.2)**

Statement of Operations		
	2008	**2007**
Revenue – Provincial Own Sources	$ 4,384.7	$ 4,153.5
Revenue – Federal Sources	2,577.6	2,487.4
Total Revenue	6,962.3	6,640.9
Expenses	6,875.6	6,404.1
Surplus / (Deficit)	**$ 86.7**	**$ 236.8**

Statement of Change in Net Debt		
	2008	**2007**
Opening Net Debt	$ (6,575.1)	$ (6,714.2)
(Increase) Decrease in Net Debt From Operations	(321.6)	136.3
Accounting change	(46.2)	2.8
Total Change in Net Debt	(367.8)	139.1
Ending Net Debt	**$ (6,942.9)**	**$ (6,575.1)**

Revenue

Revenues of the Province for the past five years, as restated, are shown in the table below.

($ millions)

	2004	2005	2006	2007	2008
Provincial Sources	$3,526.2	$3,621.1	$3,922.4	$4,153.5	$4,384.7
Federal Sources	1,917.9	2,354.8	2,392.9	2,487.4	2,577.6
Total Revenue	$5,444.1	$5,975.9	$6,315.3	$6,640.9	$6,962.3

Average annual revenue growth over this period is 6.4%. This significantly exceeds the historical average revenue growth rate of 4.1% over the past 20 years. Among the contributing factors to revenue growth during the period was a relatively strong domestic economy, improved financial results of NBEFC and increased federal transfer payments. During this period, the federal Equalization Program underwent transformational changes, federal funding for health care was enriched, and a number of one-time funds and trusts were established, contributing to growth in federal transfers.

In 2007-2008, revenue increased by $321.4 million year-over-year, a 4.8% increase. Major factors were improved financial results for NBEFC; higher income tax revenue reflecting a growing tax base and the impact of 2007-2008 budget measures; and additional federal transfer revenue related to Equalization, Canada Health and Social Transfers and federal conditional grants.

Expense

Expenses of the Province for the past five years, as restated, are shown in the table below.

($ millions)

	2004	2005	2006	2007	2008
Total Expense	$5,626.0	$5,740.6	$6,080.3	$6,404.1	$6,875.6

Average annual expense growth over this period is 5.2%. The average annual revenue growth is 1.2% higher than expense growth over this period. Spending increases were possible because of the increase in revenue. Among the factors contributing to expense growth during the period were increases in the demand for services, and the provision of new services to the public. The Province also experienced cost increases for various goods and services, including wages, fuel, prescription drugs, energy, materials and supplies. During this period additional federal funding, including a number of one-time funds and trusts, enabled the Province to make additional investments in healthcare, municipal infrastructure, and various other initiatives.

In 2007-2008, expenses increased by $471.5 million year-over-year, a 7.4% increase. The increase in expenses over 2006-2007 reflects additional investments made in healthcare, education, children and youth, and seniors.

Surplus

Surpluses (or Deficits) of the Province for the past five years, as restated, are shown in the table below.

<table>
<tr><td colspan="6" align="center">**($ millions)**</td></tr>
<tr><td></td><td>**2004**</td><td>**2005**</td><td>**2006**</td><td>**2007**</td><td>**2008**</td></tr>
<tr><td>**Surplus/(Deficit)**</td><td>$(181.9)</td><td>$235.3</td><td>$235.0</td><td>$236.8</td><td>$86.7</td></tr>
</table>

Since 2004-2005, the province has achieved surpluses annually. The surplus for the year ended 31 March 2008 was $86.7 million which is significantly less than the $236.8 million surplus generated in the previous year and $49.6 million greater than the budgeted surplus of $37.1 million.

Net Debt

Net debt increased by $367.8 million during the year ended 31 March 2008 due primarily to a large investment in tangible capital assets during the year. In particular, the completion of the remaining sections of the Trans-Canada Highway between Woodstock and Grand Falls represented a $407.0 million increase in net debt. The following graph reports the net debt position as restated at the end of each of the past five years.



<table>
<tr><td colspan="6" align="center">**($ millions)**</td></tr>
<tr><td></td><td>**2004**</td><td>**2005**</td><td>**2006**</td><td>**2007**</td><td>**2008**</td></tr>
<tr><td>**Net Debt**</td><td>$6,963.9</td><td>$6,825.4</td><td>$6,711.4</td><td>$6,575.1</td><td>$6,942.9</td></tr>
</table>

The reduction in net debt over this period has been $21.0 million.

Cost of Servicing the Public Debt

The Province's cost of servicing the Public Debt totaled $576.9 million for the year ended 31 March 2008. While this marks an increase from the 2006-2007 cost, the annual spending is $6.0 million less than what the Province spent in 2004. Favourable interest rates and a strong Canadian dollar in recent years are largely responsible for this difference.



Cost of Servicing the Public Debt

($ millions)					
	2004	**2005**	**2006**	**2007**	**2008**
Cost of Servicing the Public Debt	$582.9	$580.9	$591.4	$559.4	**$576.9**

Results According to the *Fiscal Responsibility and Balanced Budget Act*

The Province adopted the *Fiscal Responsibility and Balanced Budget Act* (*FRBBA*) and repealed the *Balanced Budget Act* in 2006. The Act's stated objective is for balanced budgets over designated fiscal periods. The current fiscal period commenced 1 April 2007 and will end on 31 March 2011. During the year, the Government generated an $86.7 million surplus for Balanced Budget purposes.

Surplus According to Fiscal Responsibility and Balanced Budget Act

	2008
Surplus - *FRBBA*	$ 86.7 million

MAJOR VARIANCE ANALYSIS

Explanations of major variances are described below, first for revenue, followed by expenses. In this analysis, comparisons are made between the actual results for 2007-2008 and either the 2007-2008 budget or actual results for 2006-2007.

REVENUE

Budget 2008 to Actual 2008 Comparison

2008 Budget to Actual ($ millions)				
Item	**Budget**	**Actual**	**Change**	**% Change**
Provincial Sources				
Taxes	3,154.7	3,199.6	44.9	1.4
Investment Income	310.4	417.2	106.8	34.4
Other Provincial Revenue	296.9	358.9	62.0	20.9
Federal Sources				
Fiscal Equalization Payments	1,435.2	1,476.5	41.3	2.9
Conditional Grants	345.6	361.8	16.2	4.7

Taxes
Taxes are up $44.9 million over budget, primarily because:
- Metallic minerals tax is up $49.7 million due to increases in mineral prices, mining industry profits and a prior-year adjustment;
- Personal income tax is up $46.1 million due to higher in-year revenue reflecting a strong domestic economy and a positive prior-year adjustment related to the 2006 taxation year;
- Corporate income tax is up $27.8 million due to higher federal estimates of New Brunswick corporate taxable income;
- Harmonized sales tax is down $68.2 million as a result of reduced in-year payments and a negative prior-year adjustment for the 2002-2006 taxation year period, related to revised revenue pool and share data in the federal HST allocation formula;
- The provincial real property tax decreased by $16.7 million mainly because of the high energy use tax rebate introduced for pulp and paper mills as well as a larger-than-anticipated increase to the reserve for uncollectible accounts.

Investment Income
Investment income is up $106.8 million from budget as a result of a $104.5 million improvement in net income for the New Brunswick Electric Finance Corporation. NBEFC's net income increase was largely attributable to improved results for NB Power, mainly due to the settlement of a lawsuit and accounting gains.

Other Provincial Revenue
Other Provincial Revenue is up $62.0 million from budget mainly because:
- Recovery of $19.2 million related to the government's Credit Union stabilization package;
- Motor vehicle act fines increased by $8.5 million as a result of uncollectible fines from previous years being recorded in 2007-2008;
- Health Recovery Levy is up $3.7 million due to an increase in number of insured vehicles;
- Various other accounts under $3.0 million each.

Fiscal Equalization Payments
Fiscal Equalization Payments are up $41.3 million from budget reflecting the new federal formula announced in the 2007-2008 federal budget.

Conditional Grants
Conditional Grants are up $16.2 million from budget mainly due to additional federal funding for health and education.   Increased funding includes but is not limited to Canada Health Infoway Master Service Agreement, Child Care Spaces Payment and Canada ecoTrust for Clean Air and Climate Change; increases are offset by the expiry or reduction in other funds.

Actual 2007 to Actual 2008 Comparison

2007 Actual to 2008 Actual ($ millions)				
Item	**2007 Actual**	**2008 Actual**	**Change**	**% Change**
Provincial Sources				
Taxes	3,114.3	3,199.6	85.3	2.7
Investment Income	308.6	417.2	108.6	35.2
Other Provincial Revenue	320.4	358.9	38.5	12.0
Federal Sources				
Fiscal Equalization Payments	1,450.8	1,476.5	25.7	1.8
Unconditional Grants	708.8	739.3	30.5	4.3
Conditional Grants	327.8	361.8	34.0	10.4

Taxes
Taxes are up $85.3 million over the previous year, mainly because:
- Personal income tax is up $81.3 million resulting from growth in the tax base as well as the impact of 2007-2008 budget measures;
- Corporate income tax is up $49.0 million as a result of higher in-year payments related to increased corporate taxable income and the impact of 2007-2008 budget measures;
- This is partially offset by reduced revenue of $17.1 million year-over-year from gasoline and motive fuel taxes due to the full impact of the rate reduction introduced in October 2006;
- Harmonized sales tax is down $31.1 million as a result of limited growth to in-year payments and negative prior-year adjustments in 2007-2008. This is related to revised revenue pool and share data in the federal HST allocation formula.

Investment Income
Investment Income is up $108.6 million from 2006-2007, mainly due to an increase in NBEFC and New Brunswick Liquor Corporation of $85.8 million and $13.4 million, respectively.
- NBEFC's net income increase was largely attributable to improved results for NB Power mainly due to the settlement of a lawsuit and accounting gains;
- New Brunswick Liquor Corporation's net income increased by $13.4 million consistent with direction provided in the 2007-2008 budget.

Other Provincial Revenue
Other Provincial Revenue is up $38.5 million from previous year mainly due to:
- Recovery of $19.2 million related to the government's Credit Union stabilization package;
- Motor vehicle act fines increased by $8.3 million as a result of uncollectible fines from previous years being recorded in 2007-2008;
- Health Recovery Levy is up $4.9 million due to an increase in number of insured vehicles;

- Various other accounts under $4 million each.

Fiscal Equalization Payments
Fiscal Equalization Payments are up $25.7 million year-over-year due to the new federal formula announced in the 2007-2008 federal budget.

Unconditional Grants
Unconditional grants are up $30.5 million mainly due to the legislated funding increases to the Canada Health Transfer and the Canada Social Transfer.

Conditional Grants
Conditional Grants are up $34.0 million from the previous year as a result of increases in federal funding primarily related to education. Increased funding includes but is not limited to Post-Secondary Education Infrastructure Trust, Public Transit Capital Trust and Canada Health Infoway Master Service Agreement; increases are offset by the expiry or reduction in other funds.

EXPENSES

Budget 2008 to Actual 2008 Comparison

2008 Budget to Actual ($ millions)				
Item	**Budget 2008**	**Actual 2008**	**Change**	**% Change**
Education and Training	1,300.5	1,431.4	130.9	10.1
Health	2,233.9	2,283.4	49.5	2.2
Social Development	889.3	903.4	14.1	1.6
Protection Services	183.5	187.2	3.7	2.0
Economic Development	181.6	229.2	47.6	26.2
Labour and Employment	119.6	119.1	(0.5)	(0.4)
Resources	184.8	179.2	(5.6)	(3.0)
Transportation	356.3	380.4	24.1	6.8
Central Government	583.6	585.4	1.8	0.3
Service of the Public Debt	606.9	576.9	(30.0)	(4.9)

Education and Training
Education and Training expenses were $130.9 million higher than budget mainly due to an additional $110.0 million grant to universities.

Health
Health expenses were $49.5 million higher than budget primarily due to the following factors:
- Increased expenses in Hospital Services, mainly related to volume and inflationary growth within the Regional Health Authorities;
- Increased expenses in Out-of-Province Hospital Payments, related to increases in the cost of in-patient and out-patient healthcare services received by New Brunswick residents in other provinces;
- Decreased expenses for the Prescription Drug Program, related mainly to the use of more generic drugs.

Social Development

Social Development expenses were $14.1 million higher than budget primarily due to a $10.6 million contribution to a trust fund for nursing homes' pension plans.

Protection Services

Protection Services expenses were $3.7 million higher than budget primarily due to an increase in provision for loss expense.

Economic Development

Economic Development expenses were $47.6 million higher than budget primarily due to an increase in financial assistance to businesses and regional development initiatives.

Resources

Resource Sector expenses were $5.6 million less than budget primarily due to the following factors:
- A decrease in expenses of the Energy Efficiency and Conservation Agency of New Brunswick due to the timing of program spending;
- A decrease in Crown Land silviculture activities resulting from a reduction in voluntary levy contributions made by industry;
- An increase in the cost of fire suppression activities and advanced mineral exploration.

Transportation

Transportation expenses were $24.1 million higher than budget primarily due to an increase in Winter Maintenance activities as a result of the length and severity of the winter, and an increase in fuel costs.

Central Government

Overall, the expenses for Central Government were $1.8 million higher than budget. Several major variances occurred within Central Government, as follows:
- Pension expense was $31.2 million higher than budget primarily due to lower than anticipated investment returns;
- Provision for Loss expense was $22.9 million higher than budget;
- General Government was $50.3 million lower than budget due to lower expenses in Supplementary Funding Provision.

Service of the Public Debt

Service of the Public Debt expenses were $30 million less than budget due to the timing of cash flows resulting in higher than anticipated short-term interest earned, as well as a strengthening Canadian dollar.

Actual 2007 to Actual 2008 Comparison

2007 Actual to 2008 Actual ($ millions)				
Item	**2007 Actual**	**2008 Actual**	**Change**	**% Change**
Education and Training	1,305.5	1,431.4	125.9	9.6
Health	2,110.2	2,283.4	173.2	8.2
Social Development	818.0	903.4	85.4	10.4
Protection Services	233.8	187.2	(46.6)	(19.9)
Economic Development	205.6	229.2	23.6	11.5
Labour and Employment	120.4	119.1	(1.3)	(1.1)
Resources	193.0	179.2	(13.8)	(7.2)
Transportation	347.5	380.4	32.9	9.5
Central Government	510.7	585.4	74.7	14.6
Service of the Public Debt	559.4	576.9	17.5	3.1

Education and Training

Education and Training expenses were $125.9 million higher than in 2006-2007 primarily due to increased expenses in School District Operations for wages and initiatives related to class-size reduction, inclusive education and *When Kids Come First* initiatives, plus an increase in the grant to universities.

Health

Health expenses were $173.2 million higher than in 2006-2007 primarily due to the following factors:
- Increased expenses in Hospital Services, mainly related to volume and inflationary growth within the Regional Health Authorities. Expenses include wages, medical supplies and prescription drugs.
- Increased expenses for Medicare due to the annual contract increase for physicians, as well as the hiring of new physicians;
- Increased expenses for Ambulance Services mainly due to the implementation of an enhanced ambulance strategy;
- Increased expenses for Out-of-Province Hospital Payments, related to increases in the cost of in-patient and out-patient healthcare services received by New Brunswick residents in other provinces.

Social Development

Social Development expenses were $85.4 million higher than in 2006-2007 primarily due to the following factors:
- Increased expenses for Long Term Care and Nursing Home Services due to an increase in the number of hours of care and an increase in nursing home operating costs;
- A $10.6 million contribution to a trust fund for nursing homes' pension plans in 2007-2008;
- Increased demand for children's services, treatment for children with autism spectrum disorder, and additional child care spaces.

Protection Services

Protection Services expenses were $46.6 million lower than in 2006-2007 primarily due to funding provided in 2006-2007 for Credit Union stabilization and support.

Economic Development

Economic Development expenses were $23.6 million higher than in 2006-2007 primarily due to increased spending on Community and Regional Development Initiatives and increased investment in municipal infrastructure through the Gas Tax Fund and the Public Transit Capital Trust. These increases were partially offset by a lower provision for loss expense in 2007-2008 and the completion of the Broadband Initiative in 2006-2007.

Labour and Employment
Labour and Employment expenses were $1.3 million lower than 2006-2007 primarily due to reduced demand for employment support services.

Resources
The Resource Sector's expenses were $13.8 million lower than in 2006-2007 primarily due to a contribution in 2006-2007 to the Saint John Harbour clean-up.

Transportation
Transportation expenses were $32.9 million higher than in 2006-2007 primarily due to an increase in winter maintenance activities as a result of the length and severity of the winter, and an increase in amortization expense resulting from the completion of capital projects, including the Trans-Canada Highway between Woodstock and Grand Falls.

Central Government
Central Government expenses were $74.7 million higher than in 2006-2007 primarily due to the following factors:
• An increase in pension expense due to lower than anticipated investment returns in 2007-2008;
• An increase in Provision for Loss.

Service of the Public Debt
Service of the Public Debt expenses were $17.5 million higher than in 2006-2007 mainly due to a one-time foreign exchange gain in 2006-2007.

INDICATORS OF FINANCIAL HEALTH

This section provides indicators of progress in the province's financial condition and follows Canadian Institute of Chartered Accountants (CICA) guidelines, using information provided in the province's financial statements as well as other standard socio-economic indicators such as nominal Gross Domestic Product (GDP) data from Statistics Canada.

The analysis provides results in a manner that improves transparency and provides a clearer understanding of recent trends in the province's financial health. Trends over the last five years (2003-2004 to 2007-2008) are evaluated using sustainability, flexibility and vulnerability criteria established by the CICA and used by the Auditor General of New Brunswick. Though many potential indicators are available, those found to be the most relevant, measurable and transparent to users of government financial information are included. Similar data series are also widely used by banks and other financial institutions, investors and credit-rating agencies.

The *Fiscal Responsibility and Balanced Budget Act* also contains measures to enhance fiscal transparency and accountability. The Act's stated objective is for balanced budgets over designated fiscal periods and a decrease in the net debt-to-GDP ratio over successive fiscal periods.

In evaluating a government's financial health, it should be acknowledged that governments have exposure to a number of variables that are beyond their direct scope of control, but still can exert major influences on financial results and indicators. These include but are not limited to:

- Changing global economic conditions such as energy prices, commodity prices, investment valuation and inflation;
- Changes to international financial conditions that impact interest rates, currency fluctuations or availability of credit;
- Changes to federal transfers or programs;
- Natural disasters such as flooding or forest fires;
- Developments affecting agencies such as NB Power that are reflected on the province's books and;
- Changes in generally accepted accounting principles.

Sustainability

Sustainability is defined by CICA as the degree to which a government can maintain and meet existing creditor requirements without increasing the debt burden on the economy. It is measured in this analysis by:

- Net debt as a proportion of GDP;
- Net debt per capita.

Net Debt as a Proportion of GDP:

Net debt is an indication of the extent to which provincial government liabilities exceed financial assets. The net debt-to-GDP ratio shows the relationship between net debt and the economy. If the ratio is declining, growth in the economy is exceeding growth in net debt, resulting in improved sustainability. Conversely, an increasing net debt-to-GDP ratio indicates net debt is increasing faster than growth in the economy and serving to reduce the provincial government's financial sustainability.

Under generally accepted accounting principles, a surplus can be achieved while at the same time net debt increases. This was the case in 2007-2008 when the full cost of the completion of the remaining sections of the Trans-Canada Highway between Woodstock and Grand Falls was taken onto the province's books and resulted in an increase to net debt. Both accounting concepts are correct.

The province's ratio of net debt-to-GDP has been trending downward. Over the last five years it has decreased from 31.1 percent to 26.3 percent. The following graph reports a steady improvement in the net debt-to-GDP ratio; a reduction of 5.2 percentage points from 2004 to 2007 and a small increase in the ratio in 2008.   In 2007-2008, this ratio increased marginally as a result of the increase in net debt related to the cost of completing the Trans-Canada Highway. Overall, this indicator shows that the province has improved its ability to sustain programs and services.

For purposes of the *Fiscal Responsibility and Balanced Budget Act*, an improvement in the net debt-to-GDP ratio over successive fiscal periods is targeted. This means the net debt-to-GDP ratio for the year ended 31 March 2011 must be lower than the year ended 31 March 2007.



Net Debt-to-GDP Ratio

Fiscal Year Ending	Net Debt	GDP	Net Debt/GDP
	($ millions)	($ millions)	(%)
2004	6,963.9	22,366	31.1
2005	6,825.4	23,534	29.0
2006	6,711.4	24,190	27.7
2007	6,575.1	25,346	25.9
2008	*6,942.9*	*26,410*	*26.3*

Net Debt per Capita:

Net debt per capita is a statement of the net debt attributable to each New Brunswick resident. The level of net debt per capita had been trending downwards in recent years. However, in 2007-2008, net debt per capita increased to 2003-2004 levels due to the addition to the province's debt of the full cost of the completion of the remaining sections of the Trans-Canada Highway.

Net Debt per Capita



Net Debt per Capita

Fiscal Year Ending	Net Debt	Population	Net Debt per Capita
	($ millions)		($)
2004	6,963.9	752,040	9,260
2005	6,825.4	751,319	9,085
2006	6,711.4	749,225	8,958
2007	6,575.1	749,782	8,769
2008	*6,942.9*	*749,782*	*9,260*

Flexibility

Flexibility is defined by CICA as the degree to which a government can increase its financial resources to respond to its commitments by either extracting more revenue or increasing its debt burden, and is measured in this analysis by:

- Own-source revenue as a proportion of GDP;
- Cost of servicing the public debt as a proportion of total revenue.

Own-source Revenue as a Proportion of GDP:

This ratio measures own-source revenues of the provincial government as a percentage of the economy, as measured by nominal GDP. An increase in this ratio indicates that government own-source revenues are growing faster than the economy as a whole, reducing government's flexibility to increase revenues without slowing growth in the economy. A decrease in the ratio is indicative of the government taking less revenue out of the economy on a relative basis, which increases its flexibility.

Own-source revenue includes revenues from taxation, natural resources, fees, return on investment, lotteries, fines and penalties, etc., and is essentially all revenue minus federal transfers. While more controllable than federal transfers, as the province can influence revenues through its own tax rates and fiscal policy, own-source revenue is vulnerable to, among other factors:

- Net income or revenue of outside agencies that affect the province's books (e.g. NB Power);
- Variability in provincial revenues that are collected or estimated by the federal government such as personal and corporate income taxes and the Harmonized Sales Tax;
- Commodity tax revenues such as Metallic Minerals Tax that is vulnerable to world prices.

Own-source revenue as a proportion of GDP has trended upward over the last five years but overall has remained relatively stable with an increase of less than one percentage point. This measure indicates that the government's flexibility has diminished marginally but is largely unchanged over the last five years.



Own-source Revenue as a Proportion of GDP

Fiscal Year Ending	Own-source Revenue	GDP	Own-source Revenue as a Proportion of GDP
	($ millions)	($ millions)	(%)
2004	3,526.2	22,366	15.8
2005	3,621.1	23,534	15.4
2006	3,922.4	24,190	16.2
2007	4,153.5	25,346	16.4
2008	*4,384.7*	*26,410*	*16.6*

Cost of Servicing the Public Debt as a Proportion of Total Revenue:

Debt service costs as a proportion of total revenue is an indicator of the province's ability to satisfy existing credit requirements in the context of the government's overall revenue. Debt service costs can be impacted by variables outside the direct control of government, such as credit ratings, interest rates, financial markets and currency fluctuations. Investment in public infrastructure resulting in a change in the stock of debt can also influence borrowing requirements.

The province's proportion of debt service costs to revenue has declined steadily over the last five years, lowering the overall financial burden on the provincial economy. A decrease in this ratio indicates that debt service costs are a smaller proportion of provincial revenues overall, allowing the province more financial resources to provide essential programs and services. In 2007-2008, the province spent about 8.3 cents of each revenue dollar on interest on the provincial debt, compared to 10.7 cents in 2003-2004.

Cost of Servicing the Public Debt as a Proportion of Total Revenue



Cost of Servicing the Public Debt as a Proportion of Total Revenue

Fiscal Year Ending	Cost of Servicing the Public Debt	Total Revenue	Cost of Servicing the Public Debt as a Proportion of Total Revenue
	($ millions)	($ millions)	(%)
2004	582.9	5,444.1	10.7
2005	580.9	5,975.9	9.7
2006	591.4	6,315.3	9.4
2007	559.4	6,640.9	8.4
2008	*576.9*	*6,962.3*	*8.3*

Vulnerability

Vulnerability as defined by CICA is the degree to which a government becomes dependent on, and therefore vulnerable to, sources of funding outside its control or influence, both domestic and international. A common measurement of vulnerability is federal government transfers as a proportion of revenue.

Federal Government Transfers as a Proportion of Total Revenue:

Revenue from federal sources is comprised of conditional and unconditional grants from the federal government, including:

- Fiscal Equalization Program payments;
- The Canada Health Transfer and the Canada Social Transfer;
- And conditional grants or capital revenue in support of economic development, infrastructure, education and labour training and other areas.

Federal transfer payments can be affected by both federal fiscal policy decisions, as well as the normal annual estimate process that guides federal payments under the Equalization Program and Canada Health and Social Transfers. Both of these factors can contribute to year-to-year changes in the level of transfers. In the past, adjustments related to prior-year estimates of Equalization and social program transfers have had a pronounced impact on this measurement year-to-year.

Comparing the level of federal transfers to total revenue provides an indication of the vulnerability of the province. Generally, if the ratio is increasing, the province is increasingly reliant on federal transfers, resulting in increased vulnerability. If the ratio is declining, vulnerability is diminished.

The dependence of the provincial government on federal transfers has declined considerably from levels of the early 1980s, and federal government transfers as a proportion of total revenue has declined annually over the past few years. This reflects, in part, a stronger fiscal and economic performance by the province and as a result, increased ability to fund essential programs and services from own-source revenues. This reduces the vulnerability of the province to changes in federal transfers that are outside of its direct control.



Federal Government Transfers as a Proportion of Total Revenue

Fiscal Year Ending	Federal Government Transfers	Total Revenue	Federal Government Transfers as a Proportion of Total Revenue
	($ millions)	($ millions)	(%)
2004	1,917.9	5,444.1	35.2
2005	2,354.8	5,975.9	39.4
2006	2,392.9	6,315.3	37.9
2007	2,487.4	6,640.9	37.5
2008	*2,577.6*	*6,962.3*	*37.0*

Summary

In general, over the 2003-2004 to 2007-2008 period, indicators of the province's financial health have improved or remained relatively stable.

However, the increase to the province's net debt of $367.8 million in 2007-2008, related to the full cost of completing the remaining sections of the Trans-Canada Highway between Woodstock and Grand Falls has resulted in increases to a number of measures for 2007-2008.



AUDITOR'S REPORT

To the Legislative Assembly
Province of New Brunswick

I have audited the statement of financial position of the Province of New Brunswick as at 31 March 2008 and the statements of operations, cash flow, change in net debt and change in accumulated deficit for the year then ended. These financial statements are the responsibility of government. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by government, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Province as at 31 March 2008 and the results of its operations, its cash flows, the changes in its net debt and the changes in its accumulated deficit for the year then ended in accordance with Canadian generally accepted accounting principles. As required by section 10 of the *Auditor General Act*, I also express my opinion that these financial statements present fairly, in all material respects, the financial position of the Province as at 31 March 2008 and the results of its operations, its cash flows, the changes in its net debt and the changes in its accumulated deficit for the year then ended in accordance with the stated accounting policies of the Province set out in Note 1 to the financial statements. As also required by section 10 of the *Auditor General Act*, I report that, in my opinion, the accounting policies have been applied, except for the effect of the change in accounting by the New Brunswick Electric Finance Corporation and after giving retroactive effect to the change in accounting for the New Brunswick Credit Union Deposit Insurance Corporation, as explained in Note 3 to the financial statements, on a basis consistent with that of the preceding year.

Note 4 to the financial statements presents information on the Province's revenue and expenses, and the ratio of net debt to GDP, as required by the *Fiscal Responsibility and Balanced Budget Act*. In my opinion, Note 4 presents fairly, in all material respects, the information required by sections 6 and 10 of the *Fiscal Responsibility and Balanced Budget Act* to be included in the Public Accounts.

Michael Ferguson, CA
Auditor General

14 August 2008

Office of the Auditor General
P.O. Box 758
Fredericton, New Brunswick   E3B 5B4

STATEMENT OF FINANCIAL POSITION
as at 31 March 2008

		(millions)	
Schedule		**2008**	**2007**
	FINANCIAL ASSETS		
1	Cash Net of Short Term Borrowing	$ ---	$ 249.2
2	Receivables and Advances	402.9	367.1
3	Taxes Receivable	899.1	969.6
4	Inventories for Resale	7.8	7.1
5	Loans	396.7	353.4
6	Investments	126.2	(4.5)
	Total Financial Assets	1,832.7	1,941.9
	LIABILITIES		
1	Short Term Borrowing Net of Cash	283.0	---
7	Accounts Payable and Accrued Expenses	1,996.7	1,951.9
8	Allowance for Losses	103.1	95.8
	Unrealized Foreign Exchange Gains	87.7	48.9
9	Deferred Revenue	380.6	364.9
10	Deposits Held in Trust	70.5	60.2
11	Obligations under Capital Leases (Note 7)	798.9	817.1
	Pension Surplus (Note 14)	(244.7)	(126.4)
		3,475.8	3,212.4
	Funded Debt (Note 12)	13,064.3	12,981.9
	Borrowing for New Brunswick Electric Finance Corporation	(3,602.6)	(3,709.1)
	Funded Debt for Provincial Purposes	9,461.7	9,272.8
	Less: Sinking Fund Investments	4,161.9	3,968.2
		5,299.8	5,304.6
	Total Liabilities	8,775.6	8,517.0
	NET DEBT	(6,942.9)	(6,575.1)
	NON-FINANCIAL ASSETS		
	Tangible Capital Assets (Note 9)	6,212.2	5,645.5
	Deferred Capital Contributions (Note 10)	(818.3)	(680.2)
	Provincial Investment in Tangible Capital Assets	5,393.9	4,965.3
12	Inventories of Supplies	45.1	42.0
13	Prepaid and Deferred Charges	99.3	68.6
	Total Non-Financial Assets	5,538.3	5,075.9
	ACCUMULATED DEFICIT	$ (1,404.6)	$ (1,499.2)

Contingent Liabilities - See Note 15
Commitments - See Note 16

The accompanying notes are an integral part of these Financial Statements.

Kim MacPherson, C.A.
Comptroller

STATEMENT OF OPERATIONS
for the fiscal year ended 31 March 2008

Schedule		2008 Budget	(millions) 2008 Actual	2007 Actual
	REVENUE			
	Provincial Sources			
14	Taxes	$ 3,154.7	**$ 3,199.6**	$ 3,114.3
15	Licenses and Permits	108.3	**114.5**	109.7
16	Royalties	65.2	**63.8**	68.7
17	Investment Income	310.4	**417.2**	308.6
18	Other Provincial Revenue	296.9	**358.9**	320.4
	Sinking Fund Earnings	227.5	**230.7**	231.8
		4,163.0	**4,384.7**	4,153.5
	Federal Sources			
	Fiscal Equalization Payments	1,435.2	**1,476.5**	1,450.8
19	Unconditional Grants	733.3	**739.3**	708.8
20	Conditional Grants	345.6	**361.8**	327.8
		2,514.1	**2,577.6**	2,487.4
		6,677.1	**6,962.3**	6,640.9
	EXPENSE			
21	Education and Training	1,300.5	**1,431.4**	1,305.5
22	Health	2,233.9	**2,283.4**	2,110.2
23	Social Development	889.3	**903.4**	818.0
24	Protection Services	183.5	**187.2**	233.8
25	Economic Development	181.6	**229.2**	205.6
26	Labour and Employment	119.6	**119.1**	120.4
27	Resources	184.8	**179.2**	193.0
28	Transportation	356.3	**380.4**	347.5
29	Central Government	583.6	**585.4**	510.7
	Service of the Public Debt (Note 13)	606.9	**576.9**	559.4
		6,640.0	**6,875.6**	6,404.1
	ANNUAL SURPLUS	$ 37.1	**$ 86.7**	$ 236.8

The accompanying notes are an integral part of these Financial Statements.

STATEMENT OF CASH FLOW
for the fiscal year ended 31 March 2008

	(millions)	
	2008	2007
OPERATING ACTIVITIES		
Surplus	$ **86.7**	$ 236.8
Non Cash Items		
Amortization of Premiums, Discounts and Issue Expenses	**8.1**	7.3
Foreign Exchange Expense	**(16.8)**	(30.8)
Increase in Allowance for Doubtful Accounts	**58.6**	69.9
Amortization of Tangible Capital Assets	**251.3**	238.1
Loss on Disposal of Tangible Capital Assets	**1.9**	0.3
Amortization of Deferred Contributions	**(27.1)**	(23.1)
Sinking Fund Earnings	**(230.7)**	(231.8)
Losses on Foreign Exchange Settlements	**4.5**	16.6
Decrease in Pension Liability (Note 14)	**(118.3)**	(156.6)
Increase in Deferred Revenue	**15.6**	41.9
(Increase) Decrease in Working Capital	**63.8**	(129.3)
Net Cash From Operating Activities	**97.6**	39.3
INVESTING ACTIVITIES		
Increase in Investments, Loans and Advances	**(198.0)**	(95.0)
Non-Cash Adjustment - Other Comprehensive Income of Government Enterprises	**7.9**	---
Net Cash Used in Investing Activities	**(190.1)**	(95.0)
CAPITAL TRANSACTIONS		
Acquisition of Capital Assets	**(820.0)**	(365.0)
Revenue Received to Acquire Tangible Capital Assets	**165.4**	43.5
Net Cash Used in Capital Transactions	**(654.6)**	(321.5)
FINANCING ACTIVITIES		
Proceeds from Issuance of Funded Debt	**1,035.0**	1,658.5
Purchase of NBEFC Debentures	**(301.6)**	(563.2)
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	**180.4**	376.7
Decrease in Obligations under Capital Leases	**(18.2)**	(17.0)
Sinking Fund Instalments	**(143.4)**	(129.1)
Funded Debt Matured	**(537.3)**	(755.5)
Net Cash From Financing Activities	**214.9**	570.4
INCREASE (DECREASE) IN CASH DURING YEAR	**(532.2)**	193.2
CASH POSITION - BEGINNING OF YEAR	**249.2**	56.0
CASH POSITION - END OF YEAR	$ **(283.0)**	$ 249.2
CASH REPRESENTED BY		
Cash Net of Short Term Borrowing (Short Term Borrowing Net of Cash)	$ **(283.0)**	$ 249.2

The accompanying notes are an integral part of these Financial Statements.

STATEMENT OF CHANGE IN NET DEBT
for the fiscal year ended 31 March 2008

	2008 Budget	(millions) 2008 Actual	2007 Actual
OPENING NET DEBT			
As Previously Published	$ (6,577.9)	$ (6,577.9)	$ (6,714.2)
Prior Years' Adjustments			
New Brunswick Electric Finance Corporation			
Change for Financial Instruments	---	(46.2)	---
Consolidation of New Brunswick Credit Union			
Deposit Insurance Corporation	---	2.8	2.8
RESTATED OPENING NET DEBT	(6,577.9)	(6,621.3)	(6,711.4)
CHANGES IN YEAR			
Annual Surplus	37.1	86.7	236.8
Other Comprehensive Income of Government			
Enterprises	---	54.1	---
Acquisition of Tangible Capital Assets	(777.8)	(820.0)	(365.0)
Amortization of Tangible Capital Assets	250.4	251.3	238.1
Amortization of Deferred Contributions	(25.5)	(27.1)	(23.1)
Loss on Disposal of Tangible Capital Assets	---	1.9	0.3
Revenue Received to Acquire Tangible Capital Assets	159.9	165.4	43.5
Net Change in Supplies Inventories	---	(3.1)	(1.9)
Net Change in Prepaid Expenses	---	(30.8)	7.6
(INCREASE) DECREASE IN NET DEBT	(355.9)	(321.6)	136.3
NET DEBT - END OF YEAR	$ (6,933.8)	$ (6,942.9)	$ (6,575.1)

STATEMENT OF CHANGE IN ACCUMULATED DEFICIT
for the fiscal year ended 31 March 2008

	2008 Budget	(millions) 2008 Actual	2007 Actual
OPENING ACCUMULATED DEFICIT			
As Previously Published	$ (1,502.0)	$ (1,502.0)	$ (1,738.8)
Prior Years' Adjustments			
New Brunswick Electric Finance Corporation Change			
for Financial Instruments	---	(46.2)	---
Consolidation of New Brunswick Credit Union Deposit			
Insurance Corporation	---	2.8	2.8
RESTATED OPENING ACCUMULATED DEFICIT	(1,502.0)	(1,545.4)	(1,736.0)
Annual Surplus	37.1	86.7	236.8
Other Comprehensive Income	---	54.1	---
ACCUMULATED DEFICIT - END OF YEAR	$ (1,464.9)	$ (1,404.6)	$ (1,499.2)

The accompanying notes are an integral part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Provincial Reporting Entity

These financial statements include those entities which make up the Provincial Reporting Entity.   The Provincial Reporting Entity is comprised of certain organizations that are controlled by the government. These organizations are the Consolidated Fund, the General Sinking Fund and the agencies, commissions and corporations listed below.

b)   Basis of Consolidation

Transactions and balances of organizations are included in these financial statements through one of the following accounting methods:

Consolidation method
This method combines the accounts of distinct organizations. It requires uniform accounting policies for the organizations except that tangible capital asset policies of these organizations are not conformed to provincial policies. Inter-organizational balances and transactions are eliminated under this method. This method reports the organizations as if they were one organization. The organizations included through the consolidation method are:

Algonquin Golf Limited;	New Brunswick Highway Corporation;
Algonquin Properties Limited;	New Brunswick Housing Corporation;
Arts Development Trust Fund;	New Brunswick Investment Management
Atlantic Education International Inc.;	Corporation;
Environmental Trust Fund;	New Brunswick Tire Stewardship Board;
Forest Protection Limited;	Regional Development Corporation;
New Brunswick Credit Union Deposit	Regional Health Authorities;
Insurance Corporation;	Service New Brunswick;
New Brunswick Distance Education Network Inc.;	Sport Development Trust Fund.
New Brunswick Energy Efficiency and	
Conservation Agency;	

Modified equity method
This method is used for government enterprises. Government enterprises are defined in Note 8 to these financial statements. The modified equity method reports a government enterprise's net assets as an investment on the Province's Statement of Financial Position. The net income of the government enterprise is reported as investment income on the Province's Statement of Operations. Inter-organizational transactions and balances are not eliminated. All gains or losses arising from inter-organizational transactions between government enterprises and other government organizations are eliminated. The accounting policies of government enterprises are not adjusted to conform with those of other government organizations. The organizations that have been included through modified equity accounting are:

Lotteries Commission of New Brunswick;	New Brunswick Municipal Finance Corporation;
New Brunswick Electric Finance Corporation;	New Brunswick Power Group;
New Brunswick Liquor Corporation;	New Brunswick Securities Commission.

Transaction method
This method records only transactions between the Province and the other organizations. The transaction method was used because the appropriate methods would not produce a materially different result. The organizations included through the transaction method are:

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Advisory Council on the Status of Women;	New Brunswick Insurance Board;
Ambulance New Brunswick Inc.;	New Brunswick Legal Aid Services Commission;
Fundy Linen Services Inc.;	New Brunswick Museum;
Kings Landing Corporation;	New Brunswick Public Libraries Foundation;
New Brunswick Advisory Council on Youth;	New Brunswick Research and Productivity Council;
New Brunswick Arts Board;	Premier's Council on the Status of Disabled Persons;
New Brunswick Crop Insurance Commission;	Provincial Holdings Ltd.;
New Brunswick Energy and Utilities Board;	Strait Crossing Finance Inc.

c) Specific Accounting Policies

Accrual Accounting

Expenses are recorded for all goods and services received or consumed during the fiscal year.

Revenues and recoveries are recorded on an accrual basis with the exception of revenue from Canada under the *Federal-Provincial Fiscal Arrangements and Federal Post-Secondary Education and Health Contributions Act, 1977*, and the Canada-New Brunswick Tax Collection Agreement which is accrued based on information provided by Canada and is adjusted in subsequent years.

Interest revenue is recorded on outstanding loan amounts due to the Province as the interest is earned. The major categories of loans receivable are Student Assistance, Economic Development, Agriculture Development and Fisheries.

Amounts received or recorded as receivable but not earned by the end of the fiscal year are recorded as deferred revenue.

Debt Charges

Interest and other debt service charges are reported in the Statement of Operations as Service of the Public Debt except as described below:

> Because government enterprises are included in the Provincial Reporting Entity through modified equity accounting, the cost of servicing their debt is not included in the Service of the Public Debt expense. The cost of servicing the debt of government enterprises is an expense included in the calculation of their net profit or loss for the year.

> Interest costs imputed on the Province's Accrued Pension Liability are recorded as part of pension expense, which is included in various expense functions.

> Interest on debt to finance the Student Loan Portfolio is recorded as part of the Education and Training expense function.

Interest earned on the assets of the General Sinking Fund and on other provincial assets is reported as revenue.

Note 13 to these financial statements reports the components of the Service of the Public Debt Expense function and total debt charges.

Government Transfers

Government transfers are transfers of money, such as grants, from a government to an individual, an organization or another government for which the government making the transfer does not receive any goods or services directly in return.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Government transfers are recognized in the Province's financial statements as expenses or revenues in the period that the events underlying the transfer occurred. Liabilities have been established for any transfers due at 31 March 2008 for which the intended recipients have met the eligibility criteria. Receivables have been established for transfers to which the Province is entitled under governing legislation, regulation or agreement.

Asset Classification

Assets are classified as either financial or non financial. Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not to be consumed in the normal course of operations. Non-financial assets are acquired, constructed or developed assets that do not provide resources to discharge existing liabilities but are employed to deliver government services, may be consumed in normal operations and are not for resale. Non-financial assets include tangible capital assets, prepaid expenses and inventories of supplies.

Short Term Investments

Short term investments are recorded at cost with supplemental information related to market values of short term investments reported in Note 6 to these financial statements.

Concessionary Loans

There are two situations where the Province charges loan disbursements entirely as expenses. These are:

> Loan agreements which commit the Province to provide future grants to the debtor to be used to repay the loan.

> Loan agreements which include forgiveness provisions if the forgiveness is considered likely.

In both these situations, the loan is charged to expense when it is disbursed.

Loans that are significantly concessionary because they earn a low rate of return are originally recorded as assets at the net present value of the expected future cash flows. The net present value is calculated using the Province's borrowing rate at the time the loan was issued. The difference between the nominal value of the loan and its net present value is recorded as an expense.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Inventories include supplies for use, and goods and properties held for resale. Properties held for resale are reported as a financial asset and include land and fixtures acquired or constructed for the purpose of sale. Properties held for resale also include properties acquired through foreclosure. Inventories of supplies for use are reported as a non financial asset.

Allowances

Allowances have been established for loans and accounts receivable, loan guarantees and other possible losses. These allowances are disclosed in the schedules to the financial statements.

Obligations resulting from guaranteed loans are recorded as liabilities when a loss is probable with changes in this allowance recorded annually. As with all provisions for loss, this is an estimate and reflects management's best estimate of probable losses.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Each outstanding loan guarantee under the *Economic Development Act* is reviewed on a quarterly basis. An allowance for loss on loan guarantees is established when it is determined that a loss is probable. A loss is considered probable when one or more of the following factors is present:

- a decline in the financial position of the borrower;
- economic conditions in which the borrower operates indicate the borrower's inability to repay the loan;
- collection experience for the loan.

Losses on guaranteed loans under the *Agriculture Development Act* and the *Fisheries Development Act* for classes that have similar standards are calculated using an average rate based on past experience and trends.

Amounts due to the province but deemed uncollectible are written off from the accounts of the Province once the write-off has been approved by either the Board of Management or Secretary to the Board of Management depending on the dollar value involved.

Tangible Capital Assets

Tangible capital assets are assets owned by the Province which have useful lives greater than one year. Certain dollar thresholds have been established for practical purposes. Computer hardware and software have not been capitalized in the Province's financial statements.

Tangible capital assets are reported at gross cost. Contributions received to assist in the acquisition of tangible capital assets are reported as Deferred Capital Contributions and amortized to income at the same rate as the related asset.

Tangible capital asset policies of government entities which are consolidated in these financial statements are not adjusted to conform to Provincial policies. The types of items which could differ include amortization rates, estimates of useful lives and dollar thresholds for capitalization.

Trusts under Provincial Administration

Legally established trust funds which the Province administers but does not control are not included as Provincial assets or liabilities. Note 18 to these financial statements discloses the equity balances of the trust funds administered by the Province.

Borrowing on Behalf of New Brunswick Electric Finance Corporation

The Province, as represented by the Consolidated Fund, has issued long term debt securities on behalf of New Brunswick Electric Finance Corporation in exchange for debentures with like terms and conditions.

The New Brunswick Electric Finance Corporation debentures received by the Province are reported in Note 12 of these financial statements as a reduction of Funded Debt. This financing arrangement was used to obtain more favourable debt servicing costs. The transactions involving these securities, including the debt servicing costs, are not part of the budget plan of the Province's Consolidated Fund.

Foreign Currency Translation and Risk Management

The Province's assets, liabilities and contingent liabilities denominated in foreign currencies are translated to Canadian dollars at the year end rates of exchange, except where such items have been hedged or are subject to interest rate and currency swap agreements. In such cases, the rates established by the hedge or the agreements are used in the translation. Exchange gains and losses are included in the Statement of Operations except for the unrealized exchange gains and losses arising on the translation of long term items, which are deferred and

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

amortized on a straight line basis over the remaining life of the related assets or liabilities. Revenue and expense items are translated at the rates of exchange in effect at the respective transaction dates.

The Province borrows funds in both domestic and foreign capital markets and manages its existing debt portfolio to achieve the lowest debt costs within specified risk parameters. As a result, the Province may be exposed to foreign exchange risk. Foreign exchange or currency risk is the risk that the principal and interest payments on foreign debt will fluctuate in Canadian dollar terms due to fluctuations in foreign exchange rates.

In accordance with risk management policy guidelines, the Province uses various financial instruments and techniques to manage exposure to foreign currency risk. These financial instruments include currency forwards, cross-currency swaps and purchases of foreign denominated assets into the Province's sinking fund.

As at 31 March 2008, the Province had outstanding $764.5 million US$ denominated debt. Of this total, $564.5 million was hedged by entering into cross-currency swaps, which convert the interest and principal payable from US to Canadian dollars.

The Province's currency exposure was 2.1% of the total debt portfolio prior to netting out the US dollar denominated assets in the sinking fund. A one-cent change in the US/CDN$ foreign exchange rate as of March 31, 2008 would result in a $2.1 million change in the principal amount of Provincial-purpose long term-debt. The hypothetical change, a gain or loss, would be amortized over the remaining life of the related debt issue. A one-cent change would also result in a change of $0.2 million on interest payments in Service of the Public Debt.

The net currency exposure is 0.5% when the US dollar denominated assets held in the sinking fund are netted from the total Provincial-purpose debt portfolio.

Sinking Funds

The General Sinking Fund is maintained by the Minister of Finance under the authority of section 12 of the *Provincial Loans Act ("Act")*. This Act provides that the Minister shall maintain one or more sinking funds for the payment of funded debt either at maturity or upon redemption in advance of maturity. Typically, redemptions are only made after the related Provincial purpose portion of the debt has been outstanding a minimum of twenty years.

Sinking fund investments in bonds and debentures are reported at par value less unamortized discounts less premiums and the unamortized balance of unrealized foreign exchange gains or losses. Short-term deposits are reported at cost. The Province's sinking fund may be invested in eligible securities as defined in the Act.

Sinking fund installments are paid into the General Sinking Fund on or before the anniversary date of each issue of funded debt, at the prescribed rate of a minimum of 1% of the outstanding principal.

New Brunswick Electric Finance Corporation (NBEFC) is contractually obligated to pay to the Province the amount of the sinking fund installment required each year in respect of the debentures issued by the Province on behalf of New Brunswick Power Corporation prior to 1 October 2004 and to NBEFC after 30 September 2004.

The following table shows the allocation of various components of the Sinking Fund between the Consolidated Fund of the Province and NBEFC.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

	Consolidated Fund		NBEFC		Total	
Fund Equity, beginning of year	$	3,968.2	$	300.5	$	4,268.7
Sinking Fund Earnings		230.7		(13.0)		217.7
Installments		143.4		35.8		179.2
Paid for Debt Retirement		(180.4)		(13.9)		(194.3)
Fund Equity, end of year	$	4,161.9	$	309.4	$	4,471.3

Leases

Long term leases, under which the Province, as lessee, assumes substantially all the benefits and risks of ownership of leased property, are classified as capital leases although certain minimum dollar thresholds are in place for practical reasons. The present value of a capital lease is accounted for as a tangible capital asset and an obligation at the inception of the lease.

All leases under which the Province does not assume substantially all the benefits and risks of ownership related to the leased property are classified as operating leases. Each rental payment required by an operating lease is recorded as an expense when it is due.

Measurement Uncertainty

Measurement uncertainty is uncertainty in the determination of the amount at which an item is recognized in financial statements. This uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount. Many items in these financial statements have been measured using estimates. Those estimates have been based on assumptions that reflect economic conditions.

Some examples of where measurement uncertainty exists are the establishment of allowances for doubtful accounts, the determination of pension expense and the calculation of transition balances for Tangible Capital Assets.

NOTE 2   BUDGET

The budget amounts included in these financial statements are the amounts published in the Main Estimates, adjusted for transfers from the Supplementary Funding Provision Program and elimination of inter-account transactions.

The Supplementary Funding Provision Program is an appropriation which provides funding to other programs for costs associated with contract settlements and other requirements not budgeted in a specific program.

Budget figures for the year ending 31 March 2008 reflect the acquisition of tangible capital assets and amortization expense. These amounts are disclosed in the Main Estimates as a separate schedule.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 3   PRIOR PERIOD ADJUSTMENT

The financial position and the financial results of the New Brunswick Electric Finance Corporation (NBEFC) are included in the Province's financial statements through the modified equity method. In 2005, the Canadian Institute of Chartered Accountants (CICA) issued a number of standards that dealt with the recognition, presentation and disclosure of financial instruments. NBEFC adopted these new standards for the fiscal period beginning April 1, 2007.

In accordance with the new accounting standards, the accounting policy changes were applied retroactively without restatement of prior periods. The details on the adoption of these standards can be found in the NBEFC financial statements.

The impact of these changes to the Province's financial statements is as follows: The investment in NBEFC increased by $7.9 million and net debt decreased by the same amount. This $7.9 million resulted from the difference between the amount of annual other comprehensive income ($54.1 million), which decreased net debt and increased the investment in NBEFC, and the $46.2 million increase in opening net debt (decreased investment in NBEFC).

New Brunswick Credit Union Deposit Insurance Corporation was accounted for using the consolidation method rather than the transaction method in 2008. This resulted in a $2.8 million decrease to opening net debt for both 1 April 2006 and 1 April 2007.

NOTE 4   FISCAL RESPONSIBILITY AND BALANCED BUDGET ACT

The *Fiscal Responsibility and Balanced Budget Act* requires that total expenses not exceed total revenues for the period commencing 1 April 2007 and ending 31 March 2011.

The Act stipulates that any change made within the last fifteen months of the period from 1 April 2007 to 31 March 2011, or after completion of that period, in relation to the official estimates by the Government of Canada for provincial entitlements under the *Federal-Provincial Fiscal Arrangements Act* (Canada), the Canada-New Brunswick Tax Collection Agreement or the Comprehensive Integrated Tax Coordination Agreement, shall not be taken into account.

The surplus according to the *Fiscal Responsibility and Balanced Budget Act* for the period ending 31 March 2008 is as follows:

	(millions) 2008 Actual
Revenue	$ 6,962.3
Adjustments as per section 4(1) of the Act	---
Revenue as per *Fiscal Responsibility and Balanced Budget Act*	6,962.3
Expense	6,875.6
Surplus for the year	$ 86.7

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

The Province is required under the Act to report annually on the ratio of Net Debt to Gross Domestic Product (GDP). The following table presents the ratio for the years ended 31 March 2007 to 31 March 2008.

	(millions)	
	2008	**2007**
Net Debt	$ (6,942.9)	$ (6,575.1)
GDP (31 December)	$ 26,410.0	$ 25,346.0
Ratio of Net Debt to GDP	26.3%	25.9%

NOTE 5   SPECIAL PURPOSE ACCOUNTS

Special Purpose Account revenue earned but not spent accumulates as a surplus in that account and may be spent in future years for the purposes specified. At 31 March 2008, the accumulated surplus in all Special Purpose Accounts totaled $105.1 million ($95.0 million 2007). This total is a component of net debt and accumulated deficit.

Descriptions of Major Special Purpose Accounts

CMHC Funding

CMHC funding is used to provide funding for the operation of the programs that fall under the administration of the Social Housing Agreement. Fund revenues include interest earned on the fund, interest earned from second mortgages, and the cumulative excess of funding for social housing not spent to date. Expenditures from the fund are for approved CMHC program funding, any annual excess of which may be carried over for future program expenditures until the agreement expiration date in 2034.

School District Self Sustaining Accounts

Self Sustaining Accounts record school district revenue and expenses for non-educational services such as the rental of school facilities, cafeteria operations and foreign student tuition fees. These special purpose accounts also record partnership activities with third parties to provide resources, services or grants to students.

The table below summarizes the change in the accumulated Special Purpose Account surplus.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

	2007		(millions) 2008		
	Accumulated Surplus		Revenue	Expense	Accumulated Surplus
Active Community School Sport Project	$ ---	$ 0.3	$ 0.3	$ ---
Art Smart Project	---	0.1	0.1	---
Arts Development Trust Fund	---	0.7	0.7	---
Child Centered Family Justice Fund	0.1	0.4	0.4	0.1
CMHC Funding	54.1	15.7	13.7	56.1
Environmental Trust Fund	7.4	9.0	7.3	9.1
Fish Stocking Fund	0.6	0.3	0.2	0.7
Fred Magee Account	0.4	---	---	0.4
Grand Lake Meadows	0.1	---	---	0.1
Historic Places	---	0.5	0.4	0.1
Hospital Liability Protection Account	---	3.0	3.0	---
International Projects	0.1	2.2	2.2	0.1
Johann Wordel Account	0.1	---	---	0.1
Land Management Account	8.7	1.9	0.5	10.1
Library Account	0.1	0.4	0.3	0.2
Medical Research Assistance Account	3.2	0.1	0.2	3.1
Municipal Police Assistance	2.2	1.3	1.0	2.5
National Safety Code Agreement	---	0.2	0.2	---
Natural Resources Recoverable Projects	---	0.1	0.1	---
NB 911 Service Fund	1.3	3.4	2.3	2.4
NB Community College Scholarship Account	0.9	0.1	0.1	0.9
Parlee Beach Maintenance	---	0.1	0.1	---
Public/Private Partnership Projects	0.2	---	---	0.2
Renovation of Old Government House	0.3	---	---	0.3
School District Scholarship and Trusts	---	0.1	0.1	---
School District Self Sustaining Accounts	8.7	14.2	11.4	11.5
Sport Development Trust Fund	---	0.5	0.5	---
Strait Crossing Finance Inc.	---	0.1	0.1	---
Suspended Driver - Alcohol Re-Education	---	0.3	0.3	---
Trail Management Trust Fund	1.5	1.2	1.1	1.6
Training Recoverable Projects	2.5	2.5	2.8	2.2
Victim Services Account	1.3	2.6	1.7	2.2
Wildlife Trust Fund	1.2	1.1	1.2	1.1
	$ 95.0	$ 62.4	$ 52.3	$ 105.1

NOTE 6   SHORT TERM INVESTMENTS

The fair value of short-term investments at March 31, 2008 is not materially different from the carrying value. Short-term investments primarily consist of investments in banker's acceptances and term deposits.

NOTE 7   OBLIGATIONS UNDER CAPITAL LEASES

The total future principal and interest payments for capital leases amount to $1,540.2 million ($1,616.7 million 2007). That amount includes $798.9 million ($817.1 million 2007) in principal and $741.3 million ($799.6 million 2007) in interest.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Minimum annual principal and interest payments in each of the next five years are as follows:

Fiscal Year	**(millions)**
2008-2009	$ 76.4
2009-2010	76.8
2010-2011	77.0
2011-2012	77.6
2012-2013	77.5

NOTE 8 GOVERNMENT ENTERPRISES

A Government Enterprise is an organization accountable to the Legislative Assembly that has the power to contract in its own name, has the financial and operating authority to carry on a business, sells goods and services to customers outside the Provincial Reporting Entity as its principal activity, and that can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside the Provincial Reporting Entity.

The following is a list of Government Enterprises, and their fiscal year ends, which are included in the Provincial Reporting Entity as described in Note 1 to these financial statements. In addition we have included summary information for the NB Power Group in the narrative section following the table below. The financial results of the NB Power Group are included in New Brunswick Electric Finance Corporation's financial statements using the modified equity method.

Lotteries Commission of New Brunswick (Lotteries)	31-03-08
New Brunswick Liquor Corporation (Liquor)	31-03-08
New Brunswick Municipal Finance Corporation (Municipal Finance)	31-12-07
New Brunswick Electric Finance Corporation (NB Electric Finance)	31-03-08
New Brunswick Power Group (NB Power Group)	31-03-08
New Brunswick Securities Commission (Securities)	31-03-08

The following table presents condensed financial information of these Government Enterprises.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

	Lotteries	Liquor	Municipal Finance	NB Electric Finance	Securities	Total
			(millions)			
Assets						
Cash and Equivalents	$ ---	$ 0.2	$ 1.0	$ 0.3	$ 1.6	$ 3.1
Receivables	1.2	3.5	4.6	347.7	---	357.0
Prepaids	---	0.5	---	---	0.1	0.6
Inventories	---	23.9	---	---	---	23.9
Investments	---	---	0.8	349.7	1.0	351.5
Deferred Charges	---	0.6	---	---	---	0.6
Fixed Assets	---	11.9	---	---	0.4	12.3
Long Term Notes Receivable	---	---	565.7	3,172.4	---	3,738.1
Total Assets	$ 1.2	$ 40.6	$ 572.1	$ 3,870.1	$ 3.1	$ 4,487.1
Liabilities						
Payables	$ ---	$ 17.1	$ 4.6	$ 319.1	$ 0.7	$ 341.5
Other Long Term Liabilities	---	---	---	129.2	---	129.2
Long Term Debt	---	---	566.5	3,712.8	---	4,279.3
Sinking Funds	---	---	---	(365.5)	---	(365.5)
Total Liabilities	---	17.1	571.1	3,795.6	0.7	4,384.5
Equity						
Retained Earnings	1.2	23.5	1.0	49.4	2.4	77.5
Accumulated Other Comprehensive Income	---	---	---	25.1	---	25.1
Total Equity	1.2	23.5	1.0	74.5	2.4	102.6
Total Liabilities and Equity	$ 1.2	$ 40.6	$ 572.1	$ 3,870.1	$ 3.1	$ 4,487.1
Net Income						
Revenue	$ 128.0	$ 381.9	$ 28.3	$ 402.5	$ 10.8	$ 951.5
Expenses	(11.0)	(237.0)	(1.0)	(45.4)	(4.4)	(298.8)
Interest and Related Expense	---	---	(27.4)	(252.6)	---	(280.0)
Net Income	$ 117.0	$ 144.9	$ (0.1)	$ 104.5	$ 6.4	$ 372.7

The financial information of Government Enterprises is prepared according to Generally Accepted Accounting Principles, using accounting policies that are appropriate for the industry segment in which they operate. These accounting policies may not be consistent with accounting policies used by other member organizations of the Provincial Reporting Entity.

Because minor adjustments are required for timing differences, the net income amounts reported in the financial statements of government enterprises may vary slightly from the investment income reported in the Province's Statement of Operations.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Lotteries Commission of New Brunswick

The Lotteries Commission of New Brunswick is a shareholder in Atlantic Lottery Corporation Inc. and in the Interprovincial Lottery Corporation. Atlantic Lottery Corporation Inc. is jointly owned by the four Atlantic Provinces and is responsible to develop, organize, undertake, conduct and manage lotteries in Atlantic Canada. Atlantic Lottery Corporation Inc. also markets and handles the products of the Interprovincial Lottery Corporation. The Interprovincial Lottery Corporation is a corporation jointly owned by the ten Canadian provinces.

New Brunswick Liquor Corporation

The New Brunswick Liquor Corporation was established under the *New Brunswick Liquor Corporation Act*. Its business activity is the purchase, distribution and sale of alcoholic beverages throughout the Province of New Brunswick.

New Brunswick Municipal Finance Corporation

The Municipal Finance Corporation was established under the *New Brunswick Municipal Finance Corporation Act*. Its purpose is to provide financing for municipalities and municipal enterprises through a central borrowing authority. The Province is guarantor of all debt issued by the Corporation.

New Brunswick Electric Finance Corporation

New Brunswick Electric Finance Corporation (NBEFC) is a Crown Corporation formed to assume New Brunswick Power's existing debt, to capitalize the new companies with debt and equity to enable them to become financially independent of Government, and to receive interest, dividend and special payments (in lieu of taxes) to enable it to service and repay the debt it has assumed.

NBEFC includes the NB Power Group using the modified equity method. At 31 March 2008 it had included $89.0 million of net income from the NB Power Group. The $349.7 million shown by NBEFC as an investment is equal to the amount of Capital Stock of the NB Power Group plus all earnings of the corporation subsequent to 30 September 2004. The amount of $3,172.4 million reported by NBEFC as long Term Notes Receivable is included by the NB Power Group as Long Term Debt. In addition, $3,602.6 million of the amount shown as Long Term Debt of NBEFC has been borrowed by the Province and is shown on the Statement of Financial Position as a reduction of Funded Debt.

New Brunswick Power Group

The New Brunswick Power Corporation was established as a Crown Corporation of the Province of New Brunswick in 1920 by enactment of the New Brunswick *Electric Power Act*. On October 1, 2004 the Province of New Brunswick proclaimed the *Electricity Act* which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. NB Power was continued as New Brunswick Power Holding Corporation with four new subsidiary operating companies (NB Power Group) which commenced operations on that date.

The NB Power Group provides for the continuous supply of energy adequate for the needs and future development of the Province, and promotes economy and efficiency in the distribution, supply, sale and use of power.

The 31 March 2008 combined statements of the NB Power Group report net income of $89.0 million on total revenue of $1,712.0 million. Total assets reported were $4,686.0 million. Of this amount, $3,302.0 million related to the net book value of tangible capital assets. The statements also report total liabilities of $4,335.0 million of which $3,174.0 million is long term debt and $283.0 million matures in the 2008-2009 fiscal year.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

New Brunswick Securities Commission

The New Brunswick Securities Commission is a Provincial Corporation under the *Securities Act* (New Brunswick) established on July 1, 2004. The business of the Commission is the regulation of the New Brunswick capital market, including administration of the Act, the Securities Regulation and the New Brunswick Securities Commission rules.

NOTE 9   TANGIBLE CAPITAL ASSETS

Tangible capital assets include acquired, built, developed and improved tangible assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services. The Province does not capitalize computer hardware and software.

Certain assets which have historical or cultural value, including works of art, historical documents and historical and cultural artifacts are not recognized as tangible capital assets. Assets under construction are not amortized until the asset is available to be put into service.

Calculation of opening balances included, where available, acquisition totals reported in Public Accounts from 1973 to 2004. Surfacing costs have been segregated starting in 2005. Prior to 2005, these costs were included in roads and highways and bridges.

Tangible capital assets are amortized on a straight-line basis over their estimated useful lives as noted in the table that follows. One-half of the annual amortization is charged in the year of acquisition and in the year of disposal.

Included in the closing costs of the various classes as of March 31, 2008 are costs for assets under construction, which are not amortized. These costs are for buildings ($95.7 million); bridges, roads and highways ($89.9 million); and ferries ($3.3 million).

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

(millions)

	Land	Buildings and Land Improvements	Machinery and Equipment	Ferries	Vehicles and Mobile Heavy Equipment	Roads, Bridges and Highways	Dams and Water Management Systems	2008 Total	2007 Total
Estimated Useful Life (Years)	Indefinite	20-40	5-15	40-50	5-20	20-50	20-50		
Cost									
Opening Costs	$ 309.5	$ 2,435.2	$ 577.0	$ 26.0	$ 261.3	$ 5,460.2	$ 10.3	$ **9,079.5**	$ 8,729.1
Additions	5.2	109.5	27.0	4.1	12.8	660.1	1.3	**820.0**	365.0
Disposals	---	7.7	5.0	---	9.3	---	---	**22.0**	14.6
Closing Costs	314.7	2,537.0	599.0	30.1	264.8	6,120.3	11.6	**9,877.5**	9,079.5
Accumulated Amortization									
Opening Accumulated Amortization	---	1,063.4	421.2	4.7	176.2	1,767.8	0.7	**3,434.0**	3,210.2
Amortization Expense	---	63.0	39.4	0.6	13.7	134.4	0.2	**251.3**	238.1
Disposals	---	6.5	4.5	---	9.0	---	---	**20.0**	14.3
Closing Accumulated Amortization	---	1,119.9	456.1	5.3	180.9	1,902.2	0.9	**3,665.3**	3,434.0
Net Book Value	$ 314.7	$ 1,417.1	$ 142.9	$ 24.8	$ 83.9	$ 4,218.1	$ 10.7	$ **6,212.2**	$ 5,645.5
Opening Balance	$ 309.5	$ 1,371.8	$ 155.8	$ 21.3	$ 85.1	$ 3,692.4	$ 9.6	$ **5,645.5**	$ 5,518.9
Closing Balance	314.7	1,417.1	142.9	24.8	83.9	4,218.1	10.7	**6,212.2**	5,645.5
Increase (Decrease) in Net Book Value	$ 5.2	$ 45.3	$ (12.9)	$ 3.5	$ (1.2)	$ 525.7	$ 1.1	$ **566.7**	$ 126.6

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 10 DEFERRED CAPITAL CONTRIBUTIONS

Capital contributions related to the acquisition of tangible capital assets are deferred and amortized over the useful life of the related asset. The amortization of capital contributions is reported as revenue in the Statement of Operations. Deferred capital contributions represent the unamortized portion of these contributed amounts. The changes in the balance of deferred capital contributions during the year are as follows:

	(millions)	
	2008	**2007**
Balance, beginning of year	**$ 680.2**	$ 659.8
Contributions received	**165.3**	43.5
Amortized to revenue during the year	**(27.2)**	(23.1)
Balance, end of year	**$ 818.3**	$ 680.2

NOTE 11 BORROWING AUTHORITY

a) Balance of Borrowing Authority under the *Provincial Loans Act*

The balance of borrowing authority granted under the *Provincial Loans Act* is as follows:

	(millions)			
	Balance 2007	**Authority Granted During the Year**	**Borrowing During the Year**	**Balance 2008**
Loan Act 2006	$ 303.5	$ ---	$ 303.5	$ ---
Loan Act 2007	---	1,025.0	116.7	**908.3**
	$ 303.5	$ 1,025.0	$ 420.2	**$ 908.3**

Under the authority of section 2 of the *Provincial Loans Act*, the maximum temporary indebtedness of the Province is $2,200.0 million. At 31 March 2008, the short term borrowing of the Province net of cash was $283.0 million.

Under the authority of subsection 3(1) of the *Provincial Loans Act*, the Province may borrow sums required for the repayment, refinancing or renewal of securities issued or for the payment of any loan or liability, repayment of which is guaranteed by the Province. This authority is in addition to the authorities listed above.

b) Borrowing by the Municipal Finance Corporation

The New Brunswick Municipal Finance Corporation has authority under the *New Brunswick Municipal Finance Corporation Act* to provide financing for municipalities and municipal enterprises. As at 31 December 2007, long term debt owed by the corporation was $569.5 million. The Province guarantees this debt.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 12   FUNDED DEBT OUTSTANDING

The following is a maturity schedule for the total amount of the Province's Funded Debt.

Fiscal Year of Maturity	Interest Rate (%) Range	Currency Amount	Total Funded Debt	NB Electric Finance Corporation	Funded Debt for Provincial Purposes
			(millions)		
2008-2009	4.3-10.4	CAN $1,011.3	$ 1,011.3	$ (150.0)	$ **861.3**
2009-2010	3.8-10.3	CAN $1,322.7	1,322.7	(400.0)	**922.7**
2010-2011	6.4-11.0	CAN $640.3	640.3	(200.0)	**440.3**
2011-2012	5.8-10.1	CAN $1,458.5	1,458.5	(550.0)	**908.5**
2012-2013	6.8-7.6	US $200.0	205.6	(102.8)	**102.8**
	4.5-9.5	CAN $1,128.3	1,128.3	(325.0)	**803.3**
			1,333.9	(427.8)	**906.1**
2013-2014	4.6-9.8	US $1,100.0	1,194.0	(359.8)	**834.2**
& After	4.3-8.8	CAN $6,103.6	6,103.6	(1,515.0)	**4,588.6**
			7,297.6	(1,874.8)	**5,422.8**
Funded Debt before Sinking Fund Investments			13,064.3	(3,602.6)	**9,461.7**
Less: Sinking Fund Investments			4,471.3	(309.4)	**4,161.9**
Funded Debt Outstanding			$ 8,593.0	$ (3,293.2)	$ **5,299.8**

Pursuant to section 12 of the *Provincial Loans Act*, the Minister of Finance maintains a General Sinking Fund for the repayment of funded debt either at maturity or upon redemption in advance of maturity. At 31 March 2008, the equity of the General Sinking Fund accumulated for the repayment of Provincial Debt was $4,161.9 million ($3,968.2 million 2007). Some of the assets of this Fund are bonds and debentures issued or guaranteed by the Province of New Brunswick. The provincial net book value of these investments at 31 March 2008 was $2,319.5 million ($1,952.7 million 2007).

Because government enterprises are included in the reporting entity through modified equity accounting, long term debt issued directly by those enterprises is not included in the amount of Funded Debt Outstanding. Note 8 to these financial statements discloses the long term debt obligations of government enterprises.

The following amounts, which are payable swap agreements, have been included in the preceding funded debt maturity schedule. They have been reflected in that schedule in the currency payable per each financial swap agreement.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

| | | (millions) | |
| | | 2008 | |
Fiscal Year of Maturity	Amount Payable in Original Currency	Amount Payable Per Financial Swap Agreement	Canadian Dollar Equivalent
2009-2010	CAN $ 200.0	CAN $ 200.0	$ 200.0
2016-2017	US $ 500.0	CAN $ 584.7	584.7
2020-2021	US $ 50.0	CAN $ 48.9	48.9
2022-2023	US $ 100.0	CAN $ 97.8	97.8
			$ 931.4

The swap agreements are interest rate and currency swap agreements except the CAN $200.0 issue due 2009-2010 which is an interest rate swap agreement only.

The following estimated payments are required in each of the next five years to meet the sinking fund provisions of existing debt.

Fiscal Year	(millions)
2008-2009	$ 132.8
2009-2010	128.6
2010-2011	114.1
2011-2012	101.6
2012-2013	92.4

NOTE 13 DEBT CHARGES

The total cost of interest, exchange, amortization and related expenses is $350.7 million ($339.6 million 2007), which consists of:

	(millions)	
	2008	2007
Interest	$ 744.6	$ 732.4
Interest on Fredericton – Moncton Highway Capital Lease	54.3	55.4
Interest on Other Capital Leases	2.1	2.2
Foreign Exchange Expense	(16.7)	(30.8)
Amortization of Discounts and Premiums	8.1	7.3
Other Expenses	1.9	2.1
	794.3	768.6
Interest Recovery for Debt Incurred for the New Brunswick Electric Finance Corporation	(217.4)	(209.2)
Service of the Public Debt	576.9	559.4
Sinking Fund Earnings	(230.7)	(231.8)
	346.2	327.6
Pension Interest Charged	(9.1)	0.4
Interest on Debt to finance Student Loan Portfolio	13.6	11.6
	$ 350.7	$ 339.6

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 14   PENSION PLANS

a) Description

Employees of the Province and certain other entities, as well as members of the Legislative Assembly, are entitled to receive pension benefits. The Pension plans under which these benefits are received are as follows:

Plan Name	Date of Latest Actuarial Valuation for Accounting Purposes
Public Service Superannuation Act (PSSA)	01 April 2007
Teachers' Pension Act (TPA)	01 April 2007
Provincial Court Act and Provincial Court Judges' Pension Act (Judges')	01 April 2007
Members' Superannuation Act and Members' Pension Act (Members')	01 April 2005
Pension Plan for Canadian Union of Public Employees of New Brunswick Hospitals (H-CUPE)	---
Pension Plan for Management Employees of New Brunswick School Districts (Sch-Mgt)	01 January 2005
Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts (GLTS)	01 January 2006
Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts (CUPE 2745)	01 January 2006
Ombudsman Act (Ombud)	---
Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals (H – CBE)	---
Pension Plan for Part-time and Seasonal Employees (Part-time)	---
Early Retirement Programs (Early Ret)	01 April 2006

Pension trust funds distinct from the Consolidated Fund exist for each of these pension plans, except the *Members' Superannuation Act*, *Members' Pension Act* and the *Ombudsman Act*.

The pension expense and liability relating to NB Power employees belonging to the *Public Service Superannuation Act* are fully accounted for in the financial statements of NB Power. The schedules in this note have been adjusted to reflect this.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

The following is a summary of the contribution levels and basic member benefits for each pension plan. Complete plan descriptions are contained in the specific plan documentation.

Plan	Contributions — Employee — Earnings Up to YMPE	Earnings Above YMPE	Employer	Benefits — Unreduced Benefits	Reduced Benefits	Basic Benefit	Annual Benefit Indexing
PSSA	5.80%	7.50%	Determined by an actuary required to fund current service costs.	Age 60 with 5 years service.	Age 55 with 5 years service.	2.0% of salary times years service. Integrated with CPP.	Up to 5.00%
TPA	7.30%	9.00%	Equal to Employee.	Sum of age and years of service 87; 35 years service; or age 65 with 5 years service; or age 60 with 20 years service.	Sum of age and service total 80 or age 60 with 5 years service.	2.0% of salary times years service. Integrated with CPP.	Up to 4.75%
Sch –Mgt	This plan is being curtailed. There are no current contributors to the plan		N/A	Age 60 with 5 continuous years service.	At age 55 with 5 continuous years service.	2.0% of salary times years service. Integrated with CPP.	Up to 3.00%
CUPE 2745	5.00%	6.50%	148.2% of employee contributions.	Age 60 with 5 years continuous employment.	Age 55 with 5 years continuous employment.	1.3% of salary times years service.	Up to 2.00%
GLTS	5.50%	7.00%	Not less than 95% of employee contributions.	Age 60 with 5 years continuous service.	Age 55 with 5 years continuous employment.	1.4% to 2.0% of salary times years service.	Up to 2.00%
Judges' a)*Provincial Court Act*	7.00%	N/A	Determined by an actuary.	Age 60 with 25 years service or at age 65 with 10 years service.	N/A	60% of salary Integrated with CPP.	Up to 6.00%
b)*Provincial Court Judges' Pension Act*	7.00%	N/A	Determined by an actuary.	Age 60 with 2 years service.	2 years service.	2.75% per year of service up to 65% of salary. Not integrated with CPP.	Up to 5.00%

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

| | **Contributions** | | | **Benefits** | | | |
| | **Employee** | | | | | | |
Plan	**Earnings Up to YMPE**	**Earnings Above YMPE**	**Employer**	**Unreduced Benefits**	**Reduced Benefits**	**Basic Benefit**	**Annual Benefit Indexing**
H - CUPE	6.17%	6.17%	Matched 100%.	Age 60 with 5 years continuous service.	Age 55 with 5 years continuous employment.	1.4% to 1.75% of salary times years service.	2.00%.
H – CBE	5.285%	6.71%	Matched 100%.	Age 60 with 5 years continuous service. Normal retirement at age 65.	Age 55 with 5 years continuous employment.	1.3% of salary up to YMPE and 2% of excess of YMPE times years of service.	Up to 4.00%.
Part-Time	2.00%, 3.25% or 4.50%	N/A	Equal to employee contributions.	Normal retirement age 65.	N/A	Defined contribution plan.	N/A

Ombud   This plan has no active members and exists solely to pay benefits to past Ombudsmen or their beneficiaries. The current and future Ombudsmen are members of either the Judges' or PSSA Plan.

Early Ret   The Province has obligations under various early retirement initiatives.

Members'
a)   Members' Superannuation Plan
   Applies to Members of the Legislative Assembly who were MLA's prior to enactment of the *Members' Pension Act.*
   Members contribute 9% of MLA's indemnity plus 6% of Minister's salary.
   Province contributes amount equal to excess of pension payments over member contributions plus interest.
   Eligible for benefits upon ceasing to be an MLA with at least 10 sessions service.
   Basic MLA benefits equal 4.5% of average indemnity times number sessions up to final year's indemnity.
   Basic Minister's benefits equal 3% of Ministers' average salary times years service as a Minister.
b)   Members' Pension Plan
   Members contribute lesser of amount under MSP and maximum deductible RPP contributions per *Income Tax Act.*
   Province contributes amount equal to excess of pension payments over member contributions plus interest.
   Eligible for benefits at age 60 upon ceasing to be an MLA with minimum 8 sessions service. Supplementary allowance at age 55 with minimum 8 sessions service.
   Basic MLA benefits equal 2% of average indemnity times sessions served. Additional supplementary allowance of 125% of basic MLA's pension.
   Basic Ministers' benefits equal 2% of Ministers' average salary times years service as Minister. Additional supplementary allowance of 50% of basic Ministers' pension amount.

YMPE   Year's Maximum Pensionable Earnings

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

b) Pension Liability

With the exception of the H - CBE plan and the H - CUPE plan and the Part-Time plan, the Province is liable for any excess of accrued pension benefits over pension fund assets. The H – CBE and H – CUPE plans are defined benefit plans with fixed employer contributions and the Part-Time plan is a defined contribution plan. The Province's liability related to these plans is limited to its annual contributions to the plans.

The Provincial share of the estimated pension surplus for all pension plans is $244.7 million ($126.4 million 2007). This estimate is based on actuarial valuations for accounting purposes using the projected unit credit method, calculated as at the dates listed above. This method estimates the present value of retirement benefits associated with the period of employee service to the valuation date. These actuarial valuations were based on a number of assumptions about future events, such as rates of return on assets, wage and salary increases and employee turnover and mortality. Section d) of this note lists some of the actuarial assumptions used. Section e) lists selected information about plan members.

The value of accrued benefits in all plans exceeds the value of assets resulting in an actuarial pension liability of $265.2. million. However, the calculation of this liability includes estimates of future events and market values of assets which can be volatile. The effects of experience gains and losses on market values and the actuarial liability, as well as effects of assumption changes are amortized over future years. Unamortized experience gains and losses of $528.7 million reduce the actuarial liability. In addition, there is a valuation allowance recorded of $18.8 million which reduces the surpluses recognized on two plans.

c) Summary Pension Information

Details of the pension liability, unamortized adjustments, pension expense and change in pension liability are outlined in the following table. The estimated accrued benefits and the value of plan assets reported have been updated to the most recent year end of the applicable pension plan. This was based on a projection of the actuarial assumptions and on actual contribution levels. The plans for hospital and school district employees have 31 December year ends. All other plans have 31 March year ends.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Summary Pension Information

	(millions) 2008													2007
	PSSA	**TPA**	**Judge**	**Member**	**Sch-Mgt**	**Sch-GLTS**	**Sch-2745**	**Ombud**	**H-CUPE**	**H-CBE**	**Part-Time**	**Early Ret**	**Total**	**Total**
Accrued benefit obligation beginning of year	$ 3,452.6	$ 3,912.3	$ 34.0	$ 41.8	$ 14.6	$ 218.4	$ 44.2	$ ---	$ ---	$ ---	$ ---	$ 147.6	**$ 7,865.5**	$ 7,324.5
Actuarial (gains) losses	42.0	16.0	(1.1)	---	0.8	0.3	(0.3)	---	---	---	---	12.4	**70.1**	203.2
Plan Amendments	---	---	---	---	---	---	---	---	---	---	---	---	**---**	5.9
Benefits Accrued	110.7	75.6	1.6	1.5	---	7.4	1.7	---	---	---	---	0.2	**198.7**	188.6
Interest	247.6	274.7	2.4	2.9	1.1	15.1	3.1	---	---	---	---	11.4	**558.3**	532.2
Reciprocal payments and refunds	10.1	4.8	---	---	---	---	---	---	---	---	---	---	**14.9**	10.3
Benefit Payments	(155.5)	(222.3)	(1.1)	(2.6)	(1.0)	(19.9)	(2.1)	---	---	---	---	(13.7)	**(418.2)**	(399.2)
Accrued benefit obligation end of year	3,707.5	4,061.1	35.8	43.6	15.5	221.3	46.6	---	---	---	---	157.9	**8,289.3**	7,865.5
Plan assets beginning of year	3,679.2	3,980.9	29.1	---	13.4	248.2	50.0	---	29.7	---	---	---	**8,030.5**	7,449.3
Actuarial gains (losses)	(230.4)	(259.1)	(2.3)	---	(0.5)	(13.1)	(2.7)	---	---	---	---	---	**(508.1)**	118.0
Return on plan assets	262.9	281.2	2.1	---	0.9	17.3	3.5	---	0.1	---	---	---	**568.0**	531.0
Employer contributions	109.6	118.6	0.3	---	---	4.9	1.0	---	---	---	---	---	**234.4**	220.5
Employee contributions	55.2	41.5	0.3	---	---	3.4	0.8	---	---	---	---	---	**101.2**	93.8
Reciprocal payments and refunds	---	---	---	---	---	---	---	---	---	---	---	---	**---**	1.0
Benefit payments	(155.5)	(222.3)	(1.1)	---	(1.0)	(19.9)	(2.1)	---	---	---	---	---	**(401.9)**	(383.1)
Plan assets end of year	3,721.0	3,940.8	28.4	---	12.8	240.8	50.5	---	29.8	---	---	---	**8,024.1**	8,030.5
Actuarial Pension Liability (Surplus)	**(13.5)**	**120.3**	**7.4**	**43.6**	**2.7**	**(19.5)**	**(3.9)**	**---**	**(29.8)**	**---**	**---**	**157.9**	**265.2**	(165.0)
Unamortized Adjustments														
Opening balance	95.4	(82.5)	7.3	---	---	1.7	(2.6)	---	---	---	---	---	**19.3**	135.6
New Adjustments	(272.4)	(275.1)	(1.3)	---	(1.3)	(13.4)	(2.4)	---	---	---	---	(12.4)	**(578.3)**	(85.1)
Amortization	20.8	(3.5)	(2.0)	---	1.3	0.8	0.5	---	---	---	---	12.4	**30.3**	(31.2)
Unamortized Adjustments Ending balance	(156.2)	(361.1)	4.0	---	---	(10.9)	(4.5)	---	---	---	---	---	**(528.7)**	19.3
Valuation Adjustment														
Opening balance	---	---	---	---	---	18.9	0.4	---	---	---	---	---	**19.3**	19.4
Change	---	---	---	---	---	(0.1)	(0.4)	---	---	---	---	---	**(0.5)**	(0.1)
Ending balance	---	---	---	---	---	18.8	---	---	---	---	---	---	**18.8**	19.3
Total Pension Liability (Surplus)	$ (169.7)	$ (240.8)	$ 11.4	$ 43.6	$ 2.7	$ (11.6)	$ (8.4)	$ ---	$ (29.8)	$ ---	$ ---	$ 157.9	**$ (244.7)**	$ (126.4)

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Summary Pension Information (continued)

(millions)

	PSSA	TPA	Judge	Member	Sch-Mgt	Sch-GLTS	Sch-2745	Ombud	H-CUPE	H-CBE	Part-Time	Early Ret	Total 2008	Total 2007
Expense														
Employers' share of pension benefits earned	$ 53.0	$ 38.9	$ 1.2	$ 1.3	$ ---	$ 3.9	$ 1.0	$ 0.2	$ 8.9	$ 18.4	$ 6.8	$ 0.2	**$ 133.8**	$ 126.1
Interest	(14.6)	(6.6)	0.3	2.9	0.2	(2.1)	(0.5)	---	(0.1)	---	---	11.4	**(9.1)**	0.4
Plan Amendments	---	---	---	---	---	---	---	---	---	---	---	---	**---**	5.9
Amortization of adjustments	20.8	(3.5)	(2.0)	---	1.3	0.8	0.5	---	---	---	---	12.4	**30.3**	(31.2)
Change in valuation adjustment	---	---	---	---	---	(0.1)	(0.4)	---	---	---	---	---	**(0.5)**	(0.1)
Total pension expense	59.2	28.8	(0.5)	4.2	1.5	2.5	0.6	0.2	8.8	18.4	6.8	24.0	**154.5**	101.1
Employer contributions [1]	97.7	118.5	0.3	2.4	---	4.9	1.0	0.2	8.9	18.4	6.8	13.7	**272.8**	257.7
Change in pension liability	$ (38.5)	$ (89.7)	$ (0.8)	$ 1.8	$ 1.5	$ (2.4)	$ (0.4)	$ ---	$ (0.1)	$ ---	$ ---	$ 10.3	**$ (118.3)**	$ (156.6)

[1] Only includes contributions from consolidated fund and entities consolidated

[2] The Province has no liability for the Ombudsman, H-CUPE, H-CBE and Part-Time plans beyond its annual employer contribution thus no information regarding plan assets and liabilities is reported above.

[3] The asset related to the H-CUPE plan relates to a prepayment of contributions which is expected to be exhausted by 2010.

[4] The most recent actuarial funding valuation for H-CBE was as of 31 December 2004 and shows an unfunded liability of $53.1 million.

[5] The most recent actuarial funding valuation for H-CUPE was as of 1 January 2007 and shows an unfunded liability of $70.6 million.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

d) Actuarial Assumptions

Calculation of the Province's employee pension obligations and related pension expenditure is based on long term actuarial assumptions except the Members' Plan where both short and long term assumptions are used.

The table below discloses the assumptions used in the actuarial valuations.

Plan	Rate of Return on Assets (%)	Annual Wage and Salary Increase (%)	Inflation (%)	Rate of Pension Escalation after Retirement (%)
PSSA	7.12	3.25 plus promotional increase	2.75	2.55 to 2.65
TPA	7.12	3.25 plus promotional increase	2.75	2.45 to 2.65
Judges'	7.12	4.00	2.75	2.55 to 2.65
Sch – Mgt	7.12	3.25	2.75	2.00
GLTS	7.12	2.75	2.75	2.00
CUPE 2745	7.12	2.75	2.75	2.00
Members'	7.12	3.25	2.75	2.65

These assumptions have been used to determine the amount of the Province's obligation for pension benefits outstanding and the value of benefits earned by employees during the fiscal year and are based on management's best estimates. Different assumptions have been used to determine the appropriate level of employee and employer contributions needed to fund the estimated cost of the pension plans.

e) Member Data

The following table lists data about the members of each plan.

Plan	Estimated Average Remaining Service Life (Years)	Number of Active Contributors	Number of Pensioners	Average Annual Salary of Contributors	Average Annual Pension
PSSA	14	19,444	11,349	$ 54,584	$ 17,998
TPA	16	9,829	7,772	57,697	28,984
Judges'	7	24	26	176,225	50,195
Sch – Mgt	---	N/A	85	N/A	11,996
GLTS	11	2,152	1,227	30,409	8,448
CUPE 2745	12	771	219	27,770	5,467
Members'	---	53	87	45,622	30,143

Ministers earn an additional average salary of $41,728.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 15   CONTINGENT LIABILITIES

a) Guaranteed Loans

The Province has guaranteed certain debt of entities external to the Provincial Reporting Entity under the authority of various statutes. At 31 March 2008, the total contingent liability in respect of these guarantees was $116.7 million ($163.4 million 2007), of which the Province has recognized $37.9 million as a liability in the Statement of Financial Position ($69.0 million 2007).

	Authorized Limit	Contingent Liability
	(millions)	
Agricultural Development Act	$ 0.6	$ 0.6
Economic Development Act	128.1	83.4
Employment Development Act	4.4	4.4
Fisheries Development Act	14.8	14.8
Livestock Incentives Act	1.3	0.8
Nursing Homes Act	8.1	8.1
Regional Development Corporation Act	5.8	4.6
		116.7
Less: Included in Allowance for Losses (Schedule 8)		37.9
		$ 78.8

b) New Brunswick Municipal Finance Corporation

The New Brunswick Municipal Finance Corporation (NBMFC) is included in the Province's reporting entity under Note 1. The Province guarantees the payment of principal and interest of any borrowing by NBMFC. In the event of a defaulted payment, the Province shall recover such amounts from the defaulting municipality or from the defaulting municipality that has guaranteed the payment due to the Corporation from the defaulting municipal enterprise. As of December 31, 2007, total debenture debt outstanding was $569.5 million ($560.1 million in 2006).

c) New Brunswick Credit Union Deposit Insurance Corporation

The New Brunswick Credit Union Deposit Insurance Corporation (NBCUDIC) guarantees the repayment of deposits with the New Brunswick credit unions and caisse populaires. NBCUDIC is included in the Province's reporting entity as described in Note 1. As of December 31, 2007, deposits of the credit unions and caisse populaires totalled $2,893.1 million ($2,740.4 million in 2006). In addition, NBCUDIC has guaranteed specific loans for losses up to $16.5 million until May, 2012. A provision has been established for this guarantee and is included in Allowance for Losses in these financial statements.

d) Provincial Holdings Ltd.

Provincial Holdings Ltd. (PHL) is wholly owned by the Province and is responsible for administering industrial development project investments. Any resulting losses on loans guaranteed by PHL will be borne by the Province. At 31 March 2008, the total loan guarantees authorized totalled $30.7 million with a contingent liability of $29.0 million. A provision related to these guarantees has been included in the Allowance for Losses schedule in these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

e) Environmental Responsibility

The Province of New Brunswick has an agreement with a mining company to limit the liability of the company to $3.0 million for environmental damages that occurred prior to the company commencing mining at a specified date. The cost to complete this historical reclamation at this site has been estimated at $3.0 million. The Province currently holds a cash security for $3.0 million from this company relating to the clean up. Additional historical reclamation work will be required; however, cost can not be reasonably estimated at this time.

f) Insurance

The Province does not carry general liability insurance or property insurance on its assets except in a few limited instances. Any successful liability claims against the Province and any replacement of lost or damaged property are charged to expense in the year of settlement or replacement.

g) Legal Actions

The Province of New Brunswick is involved in various legal proceedings arising from government activities. Amounts totalling $20.3 million have been accrued in these financial statements which represents management's best estimate of the likely losses due to legal actions.

NOTE 16   COMMITMENTS

a) Operating Leases

The total future minimum payments under various operating lease agreements, including those of government enterprises, for the rental of space and equipment amounts to $422.5 million ($409.5 million 2007). Minimum annual lease payments in each of the next five years are as follows:

Fiscal Year	(millions)
2008-2009	$ 64.9
2009-2010	54.7
2010-2011	49.8
2011-2012	46.1
2012-2013	40.4

b) Nursing Homes

The Department of Social Development includes in its annual operating budget funding for the repayment of approved long term debt of certain nursing homes. The Department funds the nursing homes through grants which pay the difference between operating expenses and revenue from other sources.

Total long term debt of these nursing homes at 31 March 2008 amounted to approximately $177.3 million ($129.8 million 2007). Of the $177.3 million nursing home debt, the Province has issued guarantees totalling approximately $8.1 million ($8.6 million 2007) which is included as a contingent liability.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

c) Contractual Obligations

The nature of the government's activities results in significant multi-year contracts and obligations. The Province currently has outstanding contractual commitments of $181.0 million.

	(millions)
Consolidated Fund Entities	$ 56.0
Other Government Entities	125.0

d) Other Significant Commitments

Other significant commitments and agreements include:

Consolidated Fund

The Province signed the National Highways System Agreement (NHSA) with Transport Canada in 2007-08. The NHSA is for a total of $214.0 million ($107.0 million of federal and provincial funds respectively) and is scheduled to be completed in 2012. Total costs may exceed $214.0 million. Expenditures under the agreement up to 31 March 2008 were $2.5 million of which $1.3 million was claimed from Transport Canada. Outstanding contractual commitments under this agreement of $11.5 million are included in Contractual Obligations (part c above).

The Province has signed an agreement under the Border Infrastructure Fund (BIF) with Transport Canada. The BIF is for a total of $60.0 million ($30.0 million of federal and provincial funds respectively) and is scheduled to be completed in 2010. Total costs may exceed $60 million. Expenditures under the agreement up to 31 March 2008 were $46.0 million of which $23.0 million was claimed from Transport Canada. Outstanding contractual commitments of $21.3 million under this project are included in Contractual Obligations (part c above).

The Department of Supply and Services is responsible for acquiring, building and maintaining Provincial buildings. Total estimated costs to complete approved projects is $252.2 million, of which $176.1 million has been spent to date. Outstanding contractual commitments as at 31 March 2008 of $17.3 million are included in Contractual Obligations (part c above).

Other Government Entities

The Province through Ambulance New Brunswick Inc has entered into a ten year contract with New Brunswick EMS Inc. (NB EMS) for management of ambulance services in New Brunswick. The contract terminates on 31 March 2017. The total amounts over the next two years are estimated to be $24.1 million in 2009 and $24.8 million in 2010. The total annual payments for the remaining contract term have not yet been finalized. The payments will be based on the annual baseline budget of $24.8 million with adjustments for inflation and other items.

Government Enterprises

The New Brunswick Power Holding Corporation will refurbish the Point Lepreau Generating Station. Project completion is expected by the fall of 2009. Total construction cost, excluding fuel and purchased power costs, are budgeted at approximately $1,065.0 million. Expenditures to 31 March 2008 were $562.0 million.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 17   SEGMENT REPORTING

(millions)

	Government Departments and Some Agencies 2008	2007	Regional Health Authorities 2008	2007	Other Crowns and Agencies 2008	2007	Interaccount Eliminations 2008	2007	Consolidated Total 2008	2007
Revenue										
Tax Revenue	**$3,199.6**	$3,114.3	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	**$3,199.6**	$3,114.3
Non tax Revenue	**668.7**	639.6	**85.4**	79.4	**58.2**	50.4	**---**	---	**812.3**	769.4
Government Enterprises	**---**	**---**	**---**	**---**	**372.8**	269.8	**---**	---	**372.8**	269.8
Transfers from the Province	**---**	**---**	**1,478.7**	1,395.6	**38.5**	37.0	**(1,517.2)**	(1,432.6)	**---**	**---**
Conditional Federal Grants	**337.8**	304.5	**23.8**	23.3	**0.2**	**---**	**---**	**---**	**361.8**	327.8
Unconditional Federal Grants	**2,215.8**	2,159.6	**---**	**---**	**---**	**---**	**---**	**---**	**2,215.8**	2,159.6
	6,421.9	6,218.0	**1,587.9**	1,498.3	**469.7**	357.2	**(1,517.2)**	(1,432.6)	**6,962.3**	6,640.9
Expenses										
Employee Benefits	**1,579.0**	1,437.0	**1,118.5**	1,056.3	**43.7**	39.7	**(0.6)**	(0.4)	**2,740.6**	2,532.6
Other Services	**462.8**	436.7	**106.1**	87.2	**35.1**	33.3	**(6.5)**	(8.9)	**597.5**	548.3
Materials and Supplies	**151.9**	148.3	**269.8**	253.9	**2.8**	0.9	**(0.2)**	(0.5)	**424.3**	402.6
Property and Equipment	**129.4**	172.7	**50.4**	48.5	**0.8**	1.1	**(53.0)**	(70.9)	**127.6**	151.4
Grants and Subsidies	**3,506.5**	3,255.2	**---**	**---**	**1.0**	**---**	**(1,472.6)**	(1,388.2)	**2,034.9**	1,867.0
Debt and Other Charges	**695.7**	661.8	**---**	**---**	**3.7**	2.4	**---**	---	**699.4**	664.2
Amortization	**191.1**	178.3	**54.5**	54.0	**5.7**	5.7	**---**	---	**251.3**	238.0
	6,716.4	6,290.0	**1,599.3**	1,499.9	**92.8**	83.1	**(1,532.9)**	(1,468.9)	**6,875.6**	6,404.1
Surplus (Deficit)	**$ (294.5)**	$ (72.0)	**$ (11.4)**	$ (1.6)	**$ 376.9**	$ 274.1	**$ 15.7**	$ 36.3	**$ 86.7**	$ 236.8

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

Note 17 is intended to provide supplementary information on the province's revenue and expenses by segment. The segments have been defined based on the accountability and control relationships between the Government and the various organizations within the reporting entity. Although the government controls all the entities included, there are varying levels of accountability. The segments are defined as: Government Departments and Some Agencies; Regional Health Authorities; and Other Crowns and Agencies. An Interaccount Eliminations column is added to eliminate double counting between columns and to reconcile to the Statement of Operations. Eliminations between the Province and entities impact asset and liability accounts with respect to tangible capital assets and deferred contributions from the Province. The extent of these items was $15.7 million in the 2008 fiscal year ($36.3 million in 2007).

The Government Departments and Some Agencies segment represents the group most directly accountable to the Board of Management and Cabinet. The segment includes all line departments such as Health, Education and Transportation as well as the following agencies: Energy Efficiency New Brunswick, Regional Development Corporation, New Brunswick Distance Education Network Inc., New Brunswick Highway Corporation, New Brunswick Housing Corporation, Sport Development Trust Fund and Arts Development Trust Fund.

The Regional Health Authorities (RHA's) are disclosed separately due to the magnitude of their operations and the fact they are somewhat removed from day to day control of the Board of Management and Cabinet.

Other Crowns and Agencies are also somewhat removed and independent with respect to day to day operations yet still controlled by government under the Public Sector Accounting Board's criteria for control. The organizations included in this segment include: Lotteries Commission of New Brunswick, New Brunswick Electric Finance Corporation, New Brunswick Liquor Corporation, New Brunswick Municipal Finance Corporation, New Brunswick Power Group and New Brunswick Securities Commission. Also included with other agencies are the following entities which are consolidated in the Province's financial statements: Algonquin Golf Limited, Algonquin Properties Limited, Forest Protection Limited, New Brunswick Investment Management Corporation, New Brunswick Tire Stewardship Board, New Brunswick Credit Union Deposit Insurance Corporation and Service New Brunswick.

NOTES TO THE FINANCIAL STATEMENTS
31 March 2008

NOTE 18   TRUST FUNDS

The Province is trustee for various trust funds outside the Provincial Reporting Entity.

The following is a summary of the trust fund equities calculated using the method indicated below to value investment assets:

	(millions)	
	2008	**2007**
Cost Method:		
Margaret R. Lynds Bequest	$ **0.1**	$ 0.1
Mental Health Trust Fund	**1.0**	1.0
Viscount Bennett Bequest	**0.2**	0.2
	1.3	1.3
Market Value Method:		
Judges' Superannuation Fund	**28.3**	29.0
Pension Plan for the Management Employees of New Brunswick School Districts	**13.0**	13.5
Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts	**240.5**	248.2
Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts	**49.8**	50.0
Public Service Superannuation Fund	**4,733.9**	4,711.3
Teachers' Pension Trust Fund	**3,940.9**	3,982.4
	$ **9,006.4**	$ 9,034.4

The Margaret R. Lynds Bequest awards three annual scholarships of equal value to students pursuing the study of communications at specified universities. The Mental Health Trust Fund is used to pay for psychoanalysis treatment of deserving New Brunswick residents. The income from the Viscount Bennett Bequest is used to develop the Province's historic resources.

NOTE 19   COMPARATIVE FIGURES

Certain 2007 figures have been restated to conform to 2008 presentation.

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)	
	2008	2007

SCHEDULE 1
CASH NET OF SHORT TERM BORROWING /
SHORT TERM BORROWING NET OF CASH

Cash	$	**17.3**	$	4.2
Short Term Investments		**411.5**		651.5
		428.8		655.7
Less:				
Treasury Bills 2.92% - 4.34% Maturing 2 April 2008 -				
24 July 2008		**711.8**		406.5
	$	**(283.0)**	$	249.2

SCHEDULE 2
RECEIVABLES AND ADVANCES

Accounts Receivable				
General Receivables of Government Departments	$	**207.4**	$	185.4
General Receivables of Consolidated Entities		**47.9**		51.2
		255.3		236.6
Due from Federal Government				
Canada Mortgage and Housing Corporation		**27.7**		35.2
Central Government Services		**17.4**		11.2
Economic Development		**21.9**		26.1
Education		**63.8**		47.2
Health		**31.5**		1.2
Transportation		**16.6**		22.8
Refund of HST Paid		**14.2**		16.1
Other		**4.1**		3.8
Canada Health and Canada Social Transfers		**7.7**		6.1
		204.9		169.7
Guarantee Payouts		**75.3**		45.8
Advances				
Working Capital Advances		**7.3**		7.0
Advances of Grants		**12.7**		21.9
Other		**3.1**		4.7
		23.1		33.6
Interest Receivable				
Economic Development Act		**7.8**		6.4
Student Loans		**7.5**		4.7
Fisheries Development Act		**10.6**		9.9
Other		**19.6**		16.1
		45.5		37.1
		604.1		522.8
Less: Allowance for Doubtful Accounts		**(201.2)**		(155.7)
	$	**402.9**	$	367.1

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)	
	2008	2007
SCHEDULE 3		
TAXES RECEIVABLE		
Gasoline and Motive Fuels Tax	$ 19.6	$ 22.8
Metallic Minerals Tax	0.1	112.5
Real Property Tax	855.1	791.4
Royalties and Stumpage on Timber	5.1	22.0
Sales Tax	60.5	87.0
Tobacco Tax	8.5	8.4
Other	5.3	2.5
	954.2	1,046.6
Less: Allowance for Doubtful Accounts	55.1	77.0
	$ 899.1	$ 969.6
SCHEDULE 4		
INVENTORIES FOR RESALE		
Inventories for Resale		
Properties Held for Sale	$ 7.8	$ 7.1

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

(millions)

	2008			2007		
	Amount	Allowance for Doubtful Accounts	Net	Amount	Allowance for Doubtful Accounts	Net

SCHEDULE 5
LOANS

	Amount	Allowance for Doubtful Accounts	Net	Amount	Allowance for Doubtful Accounts	Net
Agricultural Development Act	$ 4.4	$ 3.0	$ 1.4	$ 4.2	$ 2.9	$ 1.3
Beaverbrook Art Gallery	4.5	4.5	---	4.5	4.5	---
Economic Development Act	169.8	105.4	64.4	146.0	94.7	51.3
Energy Efficiency Upgrade Loans	3.6	0.2	3.4	2.3	0.1	2.2
Fisheries Development Act	40.1	28.8	11.3	39.2	28.2	11.0
Fundy Trail Endowment Fund	2.9	---	2.9	2.8	---	2.8
La Fondation du quotidien francophone	4.0	4.0	---	4.0	4.0	---
Loans to Municipalities	7.3	---	7.3	9.2	---	9.2
Loans to Students	336.4	65.1	271.3	296.0	55.2	240.8
L'Office de Stabilisation	4.0	---	4.0	---	---	---
New Brunswick Housing Act	34.0	4.8	29.2	34.8	2.4	32.4
Provincial Holdings Ltd.	4.1	3.1	1.0	6.2	5.0	1.2
Unsatisfied Judgements	9.5	9.5	---	9.5	9.5	---
Other Loans	1.4	0.9	0.5	1.9	0.7	1.2
	$ 626.0	$ 229.3	$ 396.7	$ 560.6	$ 207.2	$ 353.4

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)			
		2008		**2007**
SCHEDULE 6				
INVESTMENTS				
Investment in Government Enterprises				
Lotteries Commission of New Brunswick	$	**1.2**	$	2.1
New Brunswick Electric Finance Corporation		**74.5**		(37.9)
New Brunswick Liquor Corporation		**23.5**		19.1
New Brunswick Municipal Finance Corporation		**1.0**		1.0
New Brunswick Securities Commission		**2.4**		3.6
		102.6		(12.1)
Other Long Term Investments		**23.6**		7.6
	$	**126.2**	$	(4.5)
SCHEDULE 7				
ACCOUNTS PAYABLE AND ACCRUED EXPENSES				
Accounts Payable	$	**446.3**	$	446.8
Due to Canada				
Equalization and Canada Health and Social Transfer		**166.7**		187.5
Canada Mortgage and Housing Corporation		**39.2**		40.7
Other Agreements		**1.5**		0.7
		207.4		228.9
Accrued Interest				
Funded Debt		**127.2**		136.8
Other		**87.5**		90.2
		214.7		227.0
Employee Benefits				
Accrued Salaries Payable		**206.3**		200.3
Liability for Injured Workers		**126.8**		105.8
Retirement Allowances		**307.7**		303.1
		640.8		609.2
Hospital Liability Protection Plan		**12.7**		11.5
Medicare and Out of Province Payments		**50.0**		43.9
Municipal Property Taxes Due to Municipalities		**338.7**		312.3
Strategic Assistance		**39.6**		38.5
Holdbacks on Contracts		**12.0**		13.5
Other		**34.5**		20.3
		487.5		440.0
	$	**1,996.7**	$	1,951.9

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)			
	2008		2007	

SCHEDULE 8
ALLOWANCE FOR LOSSES

Business New Brunswick	$	**43.7**	$	68.8
Property Tax Appeals		**23.4**		26.8
Post-Secondary Education, Training and Labour		**0.1**		0.1
Consolidated Entities		**1.1**		0.1
Other		**34.8**		---
	$	**103.1**	$	95.8

SCHEDULE 9
DEFERRED REVENUE

Motor Vehicle and Operators' Licenses	$	**43.3**	$	42.8
Real Property Taxes		**296.1**		280.1
Other		**37.9**		38.3
Consolidated Entities		**3.3**		3.7
	$	**380.6**	$	364.9

SCHEDULE 10
DEPOSITS HELD IN TRUST

Administrator of Estates of Patients in Psychiatric Facilities	$	**0.5**	$	0.5
Contractors' Deposits		**2.2**		2.6
Court of Queen's Bench		**8.4**		7.3
Family Support Order Services		**1.2**		0.4
Mining Licenses - Non-Performance Renewal Fees		**8.1**		7.9
New Brunswick Reinsurance Account		**1.2**		2.2
Retention Fund for Fee for Service Physicians		**15.2**		9.8
Sale of Property for Taxes		**1.2**		1.2
Scholarship Trusts		**3.5**		3.0
Tenants' Security Deposits		**15.6**		14.4
Other		**13.4**		10.9
	$	**70.5**	$	60.2

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)		
	2008		2007
SCHEDULE 11			
OBLIGATIONS UNDER CAPITAL LEASES			
Moncton North School	**$**	**6.5**	$ 6.8
Miramichi Youth Facility		**16.9**	17.3
New Brunswick Highway Corporation		**775.2**	792.4
Consolidated Entities		**0.3**	0.6
	$	**798.9**	$ 817.1
SCHEDULE 12			
INVENTORIES OF SUPPLIES			
Construction and Maintenance Materials	**$**	**8.1**	$ 10.3
Educational Textbooks		**1.0**	1.0
Machine Repair Parts		**6.5**	6.4
Stationery and Supplies		**1.6**	1.7
Veterinary Supplies		**1.0**	0.9
Other Supplies		**9.7**	6.0
Consolidated Entities		**17.2**	15.7
	$	**45.1**	$ 42.0
SCHEDULE 13			
PREPAID AND DEFERRED CHARGES			
Unamortized Premiums, Discounts, and Issue Expenses on Debentures	**$**	**83.1**	$ 47.3
Other		**16.2**	21.3
	$	**99.3**	$ 68.6

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)		
	2008 **Budget**	**2008** **Actual**	**2007** **Actual**
SCHEDULE 14 **TAXES**			
Corporate Income Tax	$ 238.8	$ **266.6**	$ 217.6
Metallic Minerals Tax	70.0	**119.7**	120.2
Personal Income Tax	1,210.3	**1,256.4**	1,175.1
	1,519.1	**1,642.7**	1,512.9
Provincial Real Property Tax	369.0	**352.3**	345.6
Gasoline and Motive Fuels Tax	191.2	**198.1**	215.2
Harmonized Sales Tax	909.2	**841.0**	872.1
Pari-mutuel Tax	0.1	**0.1**	---
Tobacco Tax	84.0	**79.9**	81.9
	1,184.5	**1,119.1**	1,169.2
Financial Corporation Capital Tax	10.0	**7.3**	5.8
Insurance Premium Tax	39.6	**40.7**	40.1
Large Corporation Capital Tax	26.3	**31.2**	34.7
Other	6.2	**6.3**	6.0
	82.1	**85.5**	86.6
	$ 3,154.7	$ **3,199.6**	$ 3,114.3
SCHEDULE 15 **LICENSES AND PERMITS**			
Fish and Wildlife	$ 5.2	$ **5.3**	$ 5.4
Forests	0.2	**2.2**	0.3
Liquor Licenses	0.9	**0.9**	0.9
Mines	1.3	**1.8**	1.5
Motor Vehicle	88.3	**91.5**	89.3
Other	12.4	**12.8**	12.3
	$ 108.3	$ **114.5**	$ 109.7
SCHEDULE 16 **ROYALTIES**			
Forest	$ 52.4	$ **45.8**	$ 58.8
Mines	12.8	**18.0**	9.9
	$ 65.2	$ **63.8**	$ 68.7

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)		
	2008 Budget	2008 Actual	2007 Actual

SCHEDULE 17
INVESTMENT INCOME

Net Income of Government Enterprises			
Lotteries Commission of New Brunswick	$ 117.3	$ **117.0**	$ 113.0
New Brunswick Electric Finance Corporation	**---**	**104.5**	18.7
New Brunswick Liquor Corporation	146.0	**144.9**	131.5
New Brunswick Securities Commission	5.1	**6.4**	6.6
New Brunswick Municipal Finance Corporation	---	**(0.1)**	---
	268.4	**372.7**	269.8
Other Investment Income	42.0	**44.5**	38.8
	$ 310.4	$ **417.2**	$ 308.6

SCHEDULE 18
OTHER PROVINCIAL REVENUE

Sales of Goods and Services			
Institutional	$ 26.1	$ **28.7**	$ 26.3
Intergovernmental	8.2	**7.9**	7.9
Leases and Rentals	19.6	**20.2**	20.7
Provincial Parks	4.1	**4.7**	2.4
General	191.9	**205.8**	198.1
Fines and Penalties	9.7	**22.7**	10.9
Other Revenue	37.3	**68.9**	54.1
	$ 296.9	$ **358.9**	$ 320.4

SCHEDULE 19
UNCONDITIONAL GRANTS

Canada Health Transfer	$ 513.9	$ **517.8**	$ 493.0
Canada Social Transfer	217.5	**219.6**	213.9
Statutory Subsidies	1.9	**1.9**	1.9
	$ 733.3	$ **739.3**	$ 708.8

SCHEDULE 20
CONDITIONAL GRANTS - CANADA

Central Government Services	$ 40.9	$ **39.0**	$ 45.2
Economic Development	45.9	**35.9**	33.4
Education	161.2	**170.0**	139.8
Health	48.0	**61.9**	71.5
Social Assistance	17.2	**13.9**	5.0
Transportation	0.3	**0.3**	0.3
Other	6.6	**13.7**	9.4
Amortization of Deferred Capital Contributions	25.5	**27.1**	23.2
	$ 345.6	$ **361.8**	$ 327.8

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	2008 Budget (millions)	2008 Actual (millions)	2007 Actual (millions)
SCHEDULE 21			
EDUCATION AND TRAINING			
Amortization Expense	$ 28.9	**$ 28.1**	$ 26.9
Education	892.6	**896.4**	850.4
General Government	0.7	**(1.7)**	(0.5)
Maritime Provinces Higher Education Commission	164.0	**274.0**	215.8
Pension Expense	25.9	**33.3**	25.0
Provision Expense	1.4	**12.5**	8.1
Supply and Services	3.5	**4.0**	6.4
Post-Secondary Education, Training and Labour	183.5	**184.3**	173.4
Other	---	**0.5**	---
	$ 1,300.5	**$ 1,431.4**	$ 1,305.5
SCHEDULE 22			
HEALTH			
Amortization Expense	$ 60.8	**$ 57.6**	$ 57.1
Health	674.9	**672.4**	603.3
Pension Expense	6.3	**8.8**	4.9
Regional Health Authorities	1,491.9	**1,544.0**	1,444.9
Supply and Services	---	**0.6**	---
	$ 2,233.9	**$ 2,283.4**	$ 2,110.2
SCHEDULE 23			
SOCIAL DEVELOPMENT			
Amortization Expense	$ 1.1	**$ 1.1**	$ 1.1
Social Development	883.3	**884.8**	811.9
General Government	0.9	**11.5**	1.0
Provision Expense	4.0	**6.0**	4.0
	$ 889.3	**$ 903.4**	$ 818.0
SCHEDULE 24			
PROTECTION SERVICES			
Attorney General	$ 14.3	**$ 15.1**	$ 14.2
General Government	0.2	**0.2**	60.2
Justice	40.0	**41.0**	36.6
Pension Expense	0.1	**(0.5)**	(0.6)
Provision Expense	0.3	**3.4**	3.7
Public Safety	128.6	**126.8**	119.4
Supply and Services	---	**0.1**	0.1
New Brunswick Credit Union Deposit Insurance Corporation	---	**1.1**	0.2
	$ 183.5	**$ 187.2**	$ 233.8

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

		(millions)				
		2008 Budget		**2008 Actual**		**2007 Actual**

SCHEDULE 25
ECONOMIC DEVELOPMENT

Amortization Expense	$	1.2	$	**1.2**	$	1.3
Business New Brunswick		29.4		**44.6**		51.3
General Government		0.8		**---**		---
Provision Expense		20.0		**21.1**		33.1
Regional Development Corporation		98.3		**128.3**		89.0
Tourism and Parks		31.9		**34.0**		30.9
	$	181.6	$	**229.2**	$	205.6

SCHEDULE 26
LABOUR AND EMPLOYMENT

General Government	$	0.6	$	**0.6**	$	0.6
Post-Secondary Education, Training and Labour		119.0		**118.5**		119.8
	$	119.6	$	**119.1**	$	120.4

SCHEDULE 27
RESOURCES

Agriculture and Aquaculture	$	33.8	$	**34.6**	$	34.6
Amortization Expense		0.3		**1.0**		0.9
Energy		3.3		**3.2**		2.4
Energy Efficiency and Conservation Agency of New Brunswick		13.4		**7.6**		2.1
Environment		23.5		**22.8**		22.2
Fisheries		2.6		**2.7**		1.1
Forest Protection Limited		5.2		**6.9**		4.7
General Government		---		**---**		26.6
Natural Resources		98.9		**95.9**		95.4
New Brunswick Tire Stewardship Board		3.5		**3.9**		2.6
Provision Expense		0.3		**0.4**		0.3
Supply and Services		---		**0.2**		0.1
	$	184.8	$	**179.2**	$	193.0

SCHEDULES TO THE FINANCIAL STATEMENTS
31 March 2008

	(millions)		
	2008 Budget	**2008 Actual**	**2007 Actual**
SCHEDULE 28 **TRANSPORTATION**			
Amortization Expense	$ 147.6	$ **148.3**	$ 136.9
Provision Expense	0.3	**---**	0.6
Supply and Services	---	**0.1**	0.1
Transportation	208.4	**232.0**	209.9
	$ 356.3	$ **380.4**	$ 347.5
SCHEDULE 29 **CENTRAL GOVERNMENT**			
Amortization Expense	$ 10.4	$ **14.1**	$ 13.8
Algonquin Golf and Algonquin Properties Ltd.	9.9	**9.8**	9.4
Executive Council	5.4	**5.4**	5.8
Finance	13.2	**12.8**	12.5
General Government	132.8	**82.5**	73.2
Intergovernmental Affairs	3.9	**3.7**	3.1
Legislative Assembly	18.5	**21.6**	24.5
Local Government	111.2	**110.0**	107.8
New Brunswick Investment Management Corporation	11.7	**12.4**	11.2
Office of the Comptroller	4.7	**4.4**	4.0
Office of Human Resources	5.6	**5.4**	5.5
Office of the Premier	1.6	**1.6**	1.8
Pension Expense	63.3	**94.5**	55.0
Provision Expense	6.0	**28.9**	10.9
Service New Brunswick	56.3	**52.4**	49.4
Supply and Services	111.1	**107.9**	104.3
Wellness, Culture and Sport	18.0	**18.0**	18.5
	$ 583.6	$ **585.4**	$ 510.7